Form 10-K, Exhibit 13
period 1993-12-31
WICOR INC
filed 1994-03-30
CIK 314890

                                                     EXHIBIT   13
                        GENERAL OVERVIEW

     WICOR has two significant business segments: gas distribution and manufacturing. Gas distribution is the primary business as it accounted for 68% of consolidated revenues and 72% of consolidated operating income in 1993 with manufacturing contributing the balance. The manufacturing segment has grown significantly through the 1993 acquisition of SHURflo Pump Manufacturing Co. (Shurflo), a manufacturer of small pumps for the food service and recreational markets. The acquisition was accounted for as a pooling of interests. As a result, prior years have been restated. Shurflo added $46.6 million of revenues and $5.0 million of operating income to consolidated results in 1993. During the second quarter the Company sold all of its oil and gas properties held by its subsidiary, Wexco of Delaware, Inc. at approximately book value for $4.0 million.
     WICOR earnings were $29.3 million in 1993, or $1.82 per share of common stock, compared with $22.8 million, or $1.47 per share in 1992 ($14.8 million, or $.96 per share after the cumulative effect of accounting changes) and $23.0 million, or $1.54 per share in 1991.
     Gas sales increased in 1993 as a result of colder weather and customer additions in 1992 and 1993. Manufacturing operations showed significant improvement as a result of an improved competitive domestic position, continuing strong international sales, and the recovering residential construction market.
     Net cash flows from operations for the years 1991 through 1993 totalled $90.8 million. Cash proceeds of $24.4 million received in 1991 from the sale of discontinued operations and a $129.5 million net increase in long-term debt, common stock and short-term debt, along with the net cash flows from operations provided the funding for $168.9 million of capital expenditures and $59.2 million of dividends for the three years. Segment data for WICOR's operations are summarized below.

Operating Revenues (Millions of Dollars)         1993       1992       1991
- ----------------------------------------       --------   --------   --------
Gas Distribution                               $ 574.8    $ 495.4    $ 474.7
Manufacturing                                    274.7      252.0      242.1
                                               --------   --------   --------
                                               $ 849.5    $ 747.4    $ 716.8
                                               ========   ========   ========
Depreciation, Depletion and Amortization
(Millions of Dollars)
- ----------------------------------------
Gas Distribution                               $  34.8    $  30.5    $  28.3
Manufacturing                                      8.9        9.7        8.0
                                               --------   --------   --------
                                               $  43.7    $  40.2    $  36.3
                                               ========   ========   ========
Operating Income (Millions of Dollars)
- ----------------------------------------
Gas Distribution                               $  46.2    $  43.3    $  39.5
Manufacturing                                     17.8       10.0       11.7
                                               --------   --------   --------
                                               $  64.0    $  53.3    $  51.2
                                               ========   ========   ========
/TABLE

                                                           Actual
Capital Expenditures               Estimated   ------------------------------
(Millions of Dollars)                1994        1993       1992       1991
- ------------------------------     --------    --------   --------   --------
Gas Distribution                   $  57.4     $  42.3    $  62.1    $  34.6
Manufacturing                         13.9         9.6        9.8       10.5
                                   --------    --------   --------   --------
                                   $  71.3     $  51.9    $  71.9    $  45.1
                                   ========    ========   ========   ========

Identifiable Assets at December 31
(Millions of Dollars)                            1993       1992       1991
- ----------------------------------             --------   --------   --------
Gas Distribution                               $ 737.2    $ 634.6    $ 486.2
Manufacturing                                    196.5      191.2      184.1
                                               --------   --------   --------
                                               $ 933.7    $ 825.8    $ 670.3
                                               ========   ========   ========

          VERTICAL BAR GRAPH OF WICOR OPERATING INCOME

millions of dollars        1989       1990       1991       1992       1993
- --------------------     --------   --------   --------   --------   --------
Gas Distribution         $  53.8    $  34.9    $  39.5    $  43.3    $  46.2
Manufacturing               16.9        9.7       11.7       10.0       17.8
                         --------   --------   --------   --------   --------
                         $  70.7    $  44.6    $  51.2    $  53.3    $  64.0
                         ========   ========   ========   ========   ========

          VERTICAL BAR GRAPH OF WICOR'S RETURN ON AVERAGE COMMON EQUITY
                 BEFORE CUMULATIVE EFFECTS OF ACCOUNTING CHANGES

                           1989       1990       1991       1992       1993
                         --------   --------   --------   --------   --------
    percent                14.3%       6.8%       9.5%       9.2%      11.2%

Note:  1989 and 1990 are based on income from continuing operations
/TABLE

                      RESULTS OF OPERATIONS
Gas Distribution
- ----------------
     Increased sales margins in 1993 and 1992 were sufficient to offset higher levels of operating expenses, resulting in increases in operating income. Margins benefited in 1993 from rate increases effective in November 1992 and November 1993. The 1993 earnings reflect an 11.3% return on weighted average common equity. A $12.3 million or 2.9% annual rate increase, effective on November 12, 1993, included a reduction in the authorized return on common equity to 11.8% from the previously authorized 12.75%.
     Revenues, margins and volumes are summarized below. Margin, defined as revenues less cost of gas, is a better comparative performance indicator than revenues. Transportation service revenues are recorded at margin with no corresponding cost of gas amount. Therefore, for a given rate class, the volume mix between sales and transportation service affects revenues but not margin. In addition, changes in cost of gas are flowed through to revenue under a gas adjustment clause, with no effect on margin.

(Millions of Dollars)                       1993      1992      1991
- -------------------------------           --------  --------  --------
Gas sales revenue                         $ 565.1   $ 485.3   $ 465.4
Gas purchase costs                          382.0     319.4     303.4
                                          --------  --------  --------
Gas sales margin                            183.1     165.9     162.0
Gas transportation margin                     9.7      10.1       9.3
                                          --------  --------  --------
  Total margin                            $ 192.8   $ 176.0   $ 171.3
                                          ========  ========  ========
(Millions of Therms)
- -------------------------------
Sales volumes
  Firm                                        823       782       792
  Interruptible                               208       174       174
Transportation volumes                        174       214       197
                                          --------  --------  --------
  Total throughput                          1,205     1,170     1,163
                                          ========  ========  ========

                    VERTICAL BAR GRAPH OF ANNUAL DEGREE DAYS
                     % COLDER (WARMER) THAN 20-YEAR AVERAGE

                        1989      1990      1991      1992      1993
                      --------  --------  --------  --------  --------
% colder (warmer)        1.5%    (16.0%)   (10.8%)    (6.4%)    (4.1%)

     Total gas margin increased by 10% and 3% for 1993 and 1992, respectively. Weather in 1993 was 1% colder than 1992. Weather in 1992 was 4% colder than 1991. The number of residential customers increased by 3% in 1993 and 2% in 1992 due to expansion into rural markets. Industrial throughput remained at the same approximate level in 1993 and 1992. Much of the industrial market has dual fuel capability and as such is sensitive to changing prices of natural gas and alternate fuels.

     Operation and maintenance expenses increased by $10.9 million or 11% in 1993. In addition to normal inflation, the increase was due to higher costs for employee benefits, business systems software amortization, conservation programs, and uncollectible receivables. Operation and maintenance expenses decreased by $0.9 million or 1% in 1992. The reduction was in large measure due to decreases in employee benefits and other operating costs.

Manufacturing Operations
- ------------------------
     Manufacturing operating income in 1993 was $17.8 million compared with $10.0 million in 1992 and $11.7 million in 1991.
     Sales in 1993 were $274.7 million, an increase of 9% over 1992 sales of $252.0 million. Improvements were noted in sales of water systems, drainers and environmental pumps as well as pumps for the food service, marine, water purification and industrial markets. The improved economy and favorable weather conditions were significant factors contributing to the increase.
     Sales in 1992 were $252.0 million, an increase of 4% over 1991 sales of $242.1 million. International and export sales increases were somewhat offset by decreases in domestic markets.
     International and export sales represented 34% of manufacturing sales in both 1993 and 1992. Significant growth has occurred in the Australian and European markets, despite a weak European economy.

               VERTICAL BAR GRAPH OF MANUFACTURING
                 INTERNATIONAL AND EXPORT SALES

                          1989    1990    1991    1992    1993
                         ------  ------  ------  ------  ------
millions of dollars      $63.3   $64.9   $75.5   $85.9   $93.8

     As a result of continuing efforts to control costs, operating expenses decreased by 2% in 1993, despite the 9% increase in sales. This is a significant improvement over the 6% increase in 1992. Much of the 1993 savings was generated through administrative personnel reductions in 1992 and 1993.

Other Income (Deductions) and Income Taxes
- ------------------------------------------
     Other net deductions increased by less than 1% in 1993. Both interest income and interest expense declined as a result of lower interest rates. In September 1993 the utility refinanced $45 million of long-term debt to take advantage of lower interest rates. The 1992 increase in other net deductions was due to a higher interest expense as increased borrowings were used to finance higher utility capital expenditures.
     Income tax expense increased in 1993 primarily as a result of higher pre-tax book income and a 1% increase in the federal tax rate effective January 1, 1993. Income tax expense increased in 1992 as both pre-tax book income and the effective tax rate increased.

Accounting Changes
- ------------------
     The cumulative effect of accounting changes related to the recording of income taxes and postretirement benefits totaled $8.0 million in 1992 . The impact of adopting these two accounting changes, effective January 1, 1992, is discussed in Notes 3 and 10.

Effects of Changing Prices
- --------------------------
     It is management's view that changes in the rate of inflation have not had a significant effect on income over the past three years. Utility operating cost increases due to inflation are generally recoverable through increased revenues due to the utility's forward looking test year. Wisconsin Gas has proposed to the Public Service Commission of Wisconsin (PSCW) an alternative method of ratemaking that may have an impact on how inflationary costs are recovered. This alternative method is discussed in the following section.

                 LIQUIDITY AND CAPITAL RESOURCES

     Over the last three years, the Company has generated sufficient cash flows from operations to cover operating expenses, dividends, and a portion of investment activities. Cash flow from operations decreased to $3.4 million in 1993, compared with $37.0 million in 1992 and $50.4 million in 1991. The 1993 decrease is primarily due to funds used by the utility to purchase gas held in storage. As discussed under regulatory matters, one of the impacts of Federal Energy Regulatory Commission (FERC) Order No. 636 is that utilities such as Wisconsin Gas must assume the responsibility for purchasing gas supplies and maintaining gas in storage. Previously, the pipelines performed those functions. Accordingly, Wisconsin Gas is now required to finance its own gas in storage. In the future, Wisconsin Gas does not expect to experience increases of gas in storage as large as that of 1993.

Investment Activities
- ---------------------
     Capital expenditures decreased by $20.0 million in 1993 after increasing by $26.8 million in 1992. Utility expenditures returned to more normal levels in 1993 following completion of a major expansion project in 1992. Utility capital expenditures are expected to increase substantially in 1994 as several expansion projects are anticipated.
     In July 1993, WICOR merged with Shurflo by exchanging approximately $27 million of WICOR stock for the outstanding common stock of Shurflo. See Note 2 for a further discussion of this transaction. The Company, either directly or through its subsidiaries, has invested $2.1 million, $9.8 million and $4.2 million in 1993, 1992 and 1991, respectively, in other acquisition activity.
     In January 1992, the PSCW issued an order prescribing an equity-based formula for determining the limitation on non-utility investments. As of December 31, 1993, WICOR would be permitted to invest an additional $77.8 million in nonutility investments under this order. Nonutility subsidiaries can also borrow additional amounts for acquisitions within certain PSCW guidelines (See Note
6).

                VERTICAL BAR GRAPH OF WICOR CAPITAL EXPENDITURES

                                                                   1994
millions of dollars        1989    1990    1991    1992    1993     Est
- -------------------       ------  ------  ------  ------  ------  ------
Gas distribution          $25.8   $28.0   $34.6   $62.1   $42.3   $57.4
Manufacturing               9.1     8.3    10.5     9.8     9.6    13.9
                          ------  ------  ------  ------  ------  ------
                          $34.9   $36.3   $45.1   $71.9   $51.9   $71.3
                          ======  ======  ======  ======  ======  ======

Funds from Financing
- --------------------
     During 1993, the utility issued $45 million of 6.6% Notes due in 2013, the proceeds of which were used to refinance $45 million of outstanding higher cost first mortgage bonds due in 1994 and 1995. There were no issues of long-term debt in 1992. The Company does not anticipate the need to issue any long-term debt in 1994. The Company's debt portion of capitalization decreased to 38% in 1993 as compared to 40% in 1992 and 41% in 1991. The utility's embedded cost of long-term debt decreased from 9.2% at December 31, 1992 to 8.9% at December 31, 1993.
     WICOR raised its dividend by 3% in both 1993 and 1992. The annual rate is now $1.56 per share. At December 31, 1993 the company had $35.4 million of unrestricted retained earnings available for dividend payments to shareholders.
     In October 1992, the Company established the WICOR Plan which allows customers, shareholders, employees and Wisconsin residents to purchase WICOR common stock directly and through dividend reinvestment without paying fees or service charges. During 1993, 685,000 shares of common stock were issued through the WICOR Plan and by the exercise of employee stock options. These stock sales provided funds to the Company of $16.7 million.
     The holding company structure provides the Company with the flexibility to maintain its financial strength in a changing business environment while insulating Wisconsin Gas from nonutility risk. Centralized equity financing is available whereby equity capital raised may be reinvested by the Company in its subsidiaries.
     As described in Note 6, a November 1993 PSCW rate order updated certain limitations with respect to equity levels and dividend payments of Wisconsin Gas. Under the order, the equity floor was lowered to reflect the need for increased short-term debt financing for seasonal gas storage. The limitations on dividend payments were unchanged from prior years.

          VERTICAL BAR GRAPH OF WICOR'S CAPITALIZATION

      percent              1989    1990    1991    1992    1993
- -------------------       ------  ------  ------  ------  ------
long-term debt             33.4%   35.4%   40.9%   40.1%   37.9%
common stock               66.6    64.6    59.1    59.9    62.1
/TABLE

Restrictions imposed by the PSCW are not expected to have any material effect on WICOR's ability to meet its cash obligations. WICOR invested $12 million and $15 million in Wisconsin Gas during 1993 and 1992, respectively.
     The utility's ratio of pre-tax earnings to fixed charges increased to 2.9 in 1993 due to higher earnings and lower interest rates compared with 2.8 in 1992. The decrease in 1992 from 3.0 in 1991 was due to higher debt levels in 1992.
     Access to securities markets can be correlated to credit quality. The utility's unsecured bond rating was increased in 1993 by Moody's Investors Service from A1 to Aa3. The rating from Standard & Poor's Corporation remained at AA-. Commercial paper carrying an A-1+ rating by Standard & Poor's Corporation and P-1 by Moody's Investors Service is routinely issued by the utility as needed to finance seasonal working capital needs, principally customer receivables and gas in storage.
     In March 1993, WICOR and its subsidiaries renewed a three-year revolving credit agreement, including separate agreements for $25 million for the WICOR parent company, $30 million for Wisconsin Gas, and $15 million for Sta-Rite. In 1993, Sta-Rite renewed a $25 million commercial paper issuance facility. Commercial paper outstanding at December 31, 1993 and 1992 was $117.1 million and $56.3 million, respectively. The increase was due, primarily, to financing of higher levels of gas in storage.

Regulatory Matters
- ------------------
     In 1993, the PSCW adopted a biennial rate case process to replace the existing annual process. The biennial process utilizes a traditional cost based rate of return regulatory procedure with the resulting rates made effective for two years. As an alternative, Wisconsin Gas has proposed to the PSCW the adoption of a Productivity-based Alternative Ratemaking Mechanism (PARM). Developed as a four year pilot program, the PARM would feature an inflation-based rate cap and a weather adjustment mechanism. The PARM is designed to focus management's attention on long-term productivity improvements rather than on responding to uncontrollable weather variations. This will provide Wisconsin Gas with appropriate incentives to control costs and to prepare for the competitive environment that is resulting from the deregulation and restructuring of the gas industry. The PARM proposal is currently being reviewed by the PSCW. Management is not able to assess the ultimate outcome of the proposal.
     In April 1992, the FERC issued Order 636 requiring interstate pipelines to "unbundle" their services. As a result, gas supplies are sold separately from interstate transportation services. Distribution companies such as Wisconsin Gas contract separately with gas suppliers to buy gas to be delivered to the pipelines and contract with the pipelines for transportation from gas production areas to utility market areas. While Wisconsin Gas has been buying a portion of its supply requirements in this manner for several years, as FERC policies have evolved, it is now required to purchase all of its supplies in this manner. As a result, the utility has greater responsibility for managing its gas supply in a more competitive market. Variable-term market sensitive contracts and the increased use of gas in storage are being used to assure future supply.

     Pipelines have been allowed to pass through to local gas distributors such as Wisconsin Gas various costs incurred in the transition to Order 636. The PSCW has authorized that such costs that have been passed through to Wisconsin Gas be recovered in rates charged to customers. Although complete assurance cannot be given, it is believed that any additional future transition costs will also be recoverable from customers.

Environmental Matters
- ---------------------
     Wisconsin Gas has investigated its past gas manufacturing practices to determine the environmental remediation efforts that will be required. Wisconsin Gas has identified two previously owned sites on which it operated manufactured gas plants where contaminated soils are present. Wisconsin Gas is in the process of reviewing investigative reports and developing a feasibility study for presentation to and discussion with the Wisconsin Department of Natural Resources. The utility anticipates that the costs incurred in this effort will be recoverable from insurers or through rates. (See Note 7 for a more detailed discussion of this matter.)
     The manufacturing segment has provided reserves believed sufficient to cover its estimated costs related to contamination associated with Sta-Rite's manufacturing facilities.

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of WICOR, Inc.:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of WICOR, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, common equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of WICOR, Inc.'s management. Our responsibility is to express an opinion on these statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WICOR, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
     As discussed in Notes 3 and 10 to the Consolidated Financial Statements, effective January 1, 1992, WICOR, Inc. changed its methods of accounting for income taxes and postretirement benefits other than pensions.



Milwaukee, Wisconsin,                   ARTHUR ANDERSEN & CO.
February 11, 1994.

                CONSOLIDATED STATEMENT OF INCOME


(Thousands of Dollars, Except
 per Share Amounts)  Year Ended December 31,     1993      1992*      1991*
                                              ---------- ---------- ----------
Operating Revenues
  Gas distribution                            $ 574,835  $ 495,415  $ 474,702
  Manufacturing and other                       274,693    251,994    242,065
                                              ---------- ---------- ----------
                                                849,528    747,409    716,767
                                              ---------- ---------- ----------
Operating Costs and Expenses
  Purchased gas                                 382,027    319,377    303,441
  Manufacturing cost of sales                   197,297    180,388    173,014
  Operations and maintenance                    169,068    159,009    156,015
  Depreciation, depletion and amortization       28,044     26,650     24,759
  Taxes, other than income taxes                  9,141      8,670      8,360
                                              ---------- ---------- ----------
                                                785,577    694,094    665,589
                                              ---------- ---------- ----------
Operating Income                                 63,951     53,315     51,178
                                              ---------- ---------- ----------
Other Income (Deductions)
  Interest expense                              (17,428)  (18,126)    (16,804)
  Interest income                                   590      1,084      1,575
  Other, net                                       (324)        40       (307)
                                              ---------- ---------- ----------
                                                (17,162)   (17,002)   (15,536)
                                              ---------- ---------- ----------
Income Before Income Taxes                       46,789     36,313     35,642
Income taxes                                     17,476     13,549     12,676
                                              ---------- ---------- ----------
Income Before Cumulative Effects
  of Accounting Changes                          29,313     22,764     22,966
Cumulative effects of accounting changes:
  Postretirement benefits other than pensions
    (net of $4.1 million income tax benefit)          -     (6,165)         -
  Income taxes                                        -     (1,800)         -
                                              ---------- ---------- ----------
Net Income                                    $  29,313  $  14,799  $  22,966
                                              ========== ========== ==========
Per Share of Common Stock Income before
  cumulative effects of accounting changes    $    1.82  $    1.47  $    1.54
Cumulative effect of accounting change
  for postretirement benefits                         -      (0.40)         -
Cumulative effect of accounting change
  for income taxes                                    -      (0.11)         -
                                              ---------- ---------- ----------
Net Income                                    $    1.82  $    0.96  $    1.54
                                              ========== ========== ==========
Cash dividends                                $    1.54  $    1.50  $    1.46
Average Common Shares Outstanding (thousands)    16,096     15,490     14,890
                                              ========== ========== ==========

*Restated to reflect the merger with Shurflo, which has been accounted for as a pooling of interests (see Note 2).The accompanying notes are an integral part of this statement.
/TABLE
                   CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)                                 December 31,
                                                 -------------------------
                                                    1993         1992*
                                                 ----------   ----------
Assets
  Current Assets
    Cash and cash equivalents                    $  22,953    $  16,632
    Accounts receivable, less allowance for
      doubtful accounts of $9,351 and
      $7,344, respectively                         111,408      103,063
    Accrued utility revenues                        53,483       48,029
    Manufacturing inventories                       58,079       54,873
    Gas in storage, at weighted average cost        44,697        6,647
    Deferred income taxes                           10,005        6,829
    Prepayments and other                           13,969       13,339
                                                 ----------   ----------
                                                   314,594      249,412
                                                 ----------   ----------
Property, Plant and Equipment, at cost
  Gas distribution                                 679,968      642,863
  Manufacturing                                     97,736       90,139
  Oil and gas                                            -       32,838
                                                 ----------   ----------
                                                   777,704      765,840
Less accumulated depreciation,
  depletion and amortization                       377,004      374,293
                                                 ----------   ----------
                                                   400,700      391,547
                                                 ----------   ----------
Deferred Charges and Other
  Deferred systems development costs                38,808       36,265
  Other regulatory assets                           57,211       58,973
  Deferred environmental costs                      41,641            -
  Prepaid pension costs                             29,580       28,158
  Gas transition costs                              15,485       25,329
  Other                                             35,707       36,090
                                                 ----------   ----------
                                                   218,432      184,815
                                                 ----------   ----------
                                                 $ 933,726    $ 825,774
                                                 ==========   ==========

* Restated to reflect the merger with Shurflo, which has been accounted for as a pooling of interests (see Note 2). The accompanying notes are an integral part of this statement.

                   CONSOLIDATED BALANCE SHEET

(Thousands of Dollars)                                December 31,
                                                 -------------------------
                                                    1993         1992*
                                                 ----------   ----------
Liabilities and Capitalization
  Current Liabilities
    Accounts payable                             $  62,683    $  73,785
    Short-term borrowings                          134,918       73,100
    Refundable gas costs                            15,596       13,641
    Current portion of long-term debt                2,847        5,829
    Accrued taxes                                   10,089          920
    Accrued payroll and benefits                    14,656       12,087
    Other                                           15,199       19,135
                                                 ----------   ----------
                                                   255,988      198,497
                                                 ----------   ----------
  Deferred Credits and Other
    Environmental remediation costs                 40,000            -
    Unamortized investment tax credit                8,654        9,128
    Deferred income taxes                           45,878       46,671
    Gas transition costs                            15,485       25,329
    Other regulatory liabilities                    50,179       52,544
    Postretirement benefit obligation               67,510       67,938
    Other                                           14,526       16,209
                                                 ----------   ----------
                                                   242,232      217,819
                                                 ----------   ----------
Commitments and Contingencies (Note 7)

Capitalization (See accompanying statement)
  Long-term debt                                   165,230      164,171
  Redeemable preferred stock                             -            -
  Common equity                                    270,276      245,287
                                                 ----------   ----------
                                                   435,506      409,458
                                                 ----------   ----------
                                                 $ 933,726    $ 825,774
                                                 ==========   ==========

* Restated to reflect the merger with Shurflo, which has been accounted for as a pooling of interests (see Note 2). The accompanying notes are an integral part of this statement.

/TABLE

              CONSOLIDATED STATEMENT OF CASH FLOWS
         Increase (Decrease) in Cash and Cash Equivalents


(Thousands of Dollars)
 Year Ended December 31,                         1993      1992*     1991*
                                              --------- --------- ---------
Operations
  Net income                                  $ 29,313  $ 14,799  $ 22,966
  Adjustments to reconcile net income to
    net cash flow from operating activities:
    Cumulative effect of changes in
      accounting principles, net of $4,110
      income tax benefit                             -     7,965         -
    Depreciation, depletion and amortization    43,738    40,200    36,282
    Deferred income taxes                       (3,969)   (2,958)    2,953
    Changes in:
      Receivables                              (13,993)   (8,627)   (7,056)
      Manufacturing inventories                 (2,590)     (839)    9,384
      Gas in storage                           (38,050)   (6,252)    4,754
      Other current assets                        (569)    6,016      (261)
      Systems development costs                 (6,530)   (9,976)  (10,174)
      Accounts payable                         (11,055)   (2,259)      270
      Refundable gas costs                       1,955     5,633    (3,884)
      Accrued taxes                              9,169    (2,098)   (1,567)
      Other current liabilities                   (292)   (1,754)     (136)
      Other noncurrent assets and liabilities   (3,726)   (2,838)   (1,293)
      Net assets of discontinued operations         -          -    (1,825)
                                              --------- --------- ---------
    Cash provided by operating activities        3,401    37,012    50,413
                                              --------- --------- ---------
Investment Activities
  Capital expenditures                         (51,906)  (71,873)  (45,113)
  Net proceeds from sale of assets               5,328       761         -
  Net proceeds from sale of
    discontinued operations                         -          -    24,395
  Acquisitions                                  (2,120)   (9,776)   (4,152)
  Other, net                                       541       274       994
                                              --------- --------- ---------
    Cash (used in) investing activities        (48,157)  (80,614)  (23,876)
                                              --------- --------- ---------
Financing Activities
  Change in short-term borrowings               59,603    35,726    (5,729)
  Issuance of long-term debt                    47,446       173    40,023
  Reduction of long-term debt                  (50,982)   (8,674)  (22,691)
  Issuance of common stock                      16,682     6,079    11,844
  Dividends paid on common stock,
    less amounts reinvested                    (21,450)  (19,459)  (18,304)
  Other                                           (222)     (734)     (710)
                                              --------- --------- ---------
    Cash provided by financing activities       51,077    13,111     4,433
                                              --------- --------- ---------
Change in Cash and Cash Equivalents              6,321   (30,491)   30,970
Cash and cash equivalents at
  beginning of year                             16,632    47,123    16,153
                                              --------- --------- ---------
Cash and Cash Equivalents at End of Year      $ 22,953  $ 16,632  $ 47,123
                                              ========= ========= =========

*Restated to reflect the merger with Shurflo, which has been accounted for as a pooling of interests (see Note 2). The accompanying notes are an integral part of this statement.

/TABLE

            CONSOLIDATED STATEMENT OF CAPITALIZATION


(Thousands of Dollars)    December 31,                      1993       1992*
- -------------------------------------------              ----------  ----------
Long-Term Debt, Excluding Current Portion
  Wisconsin Gas:
    First mortgage bonds
      8-1/2% Series due 1994                             $       -   $   9,560
      9-3/4% Series due 1995                                     -      35,000
      Adjustable Rate Series, 8.1% and 8.8%,
        respectively, due 2002                              14,000      16,000
    9-1/8% Notes due 1997                                   50,000      50,000
    7-1/2% Notes due 1998                                   40,000      40,000
    6.6% Notes due 2013                                     45,000           -
  Sta-Rite:
    First mortgage bonds, adjustable rate, 7.8%
      to 8.1%, due semi-annually through 2000                1,431       2,107
    Industrial revenue bonds, 7-7/8%,
      payable through 2000                                   2,575       2,935
    Commercial paper under multi-year credit agreement       4,758           -
  Capital lease obligations and other                        1,338       1,041
  Unamortized (discount), net                               (1,356)     (1,073)
  ESOP loan guarantee                                        7,484       8,601
                                                         ----------  ----------
                                                           165,230     164,171
                                                         ----------  ----------
Redeemable Preferred Stock
  WICOR:
    $1.00 par value; authorized 1,500,000 shares                 -           -
  Wisconsin Gas:
    Without par value, cumulative;
      authorized 1,500,000 shares                                -           -
                                                         ----------  ----------
                                                                 -           -
                                                         ----------  ----------
Common Equity
  Common stock, $1.00 par value, authorized
    60,000,000 shares; outstanding 16,407,000 and
    15,722,000 shares, respectively                         16,407      15,722
  Other paid in capital                                    166,710     148,064
  Retained earnings                                         94,643      90,102
  Unearned compensation-ESOP                                (7,484)     (8,601)
                                                         ----------  ----------
                                                           270,276     245,287
                                                         ----------  ----------
Total Capitalization                                     $ 435,506   $ 409,458
                                                         ==========  ==========


* Restated to reflect the merger with Shurflo, which has been accounted for as a pooling of interests (see Note 2).The accompanying notes are an integral part of this statement.

/TABLE

             CONSOLIDATED STATEMENT OF COMMON EQUITY

(Thousands of Dollars)     December 31,           1993       1992*      1991*
                                               ---------- ---------- ----------
Common Stock
  Balance at beginning of year*                $  15,722  $  15,366  $  14,731
  Issued in connection with dividend
    reinvestment, customer stock purchase
     and employee benefit plans                      685        356        635
                                               ---------- ---------- ----------
  Balance at end of year                          16,407     15,722     15,366
                                               ---------- ---------- ----------
Other Paid-in Capital
  Balance at beginning of year*                  148,064    139,931    126,589
  Received in connection with dividend
    reinvestment, customer stock purchase
    and employee benefits plans                   18,646      8,133     13,342
                                               ---------- ---------- ----------
  Balance at end of year                         166,710    148,064    139,931
                                               ---------- ---------- ----------
Retained Earnings
  Balance at beginning of year*                   90,102     97,906     96,087
  Net income                                      29,313     14,799     22,966
  Dividends on common stock                      (24,099)   (21,869)   (20,437)
  Other                                             (673)      (734)      (710)
                                               ---------- ---------- ----------
  Balance at end of year                          94,643     90,102     97,906
                                               ---------- ---------- ----------
Unearned Compensation-ESOP
  Balance at beginning of year                    (8,601)    (9,750)         -
  Loan for ESOP shares purchased                       -          -    (10,000)
  Loan payments                                    1,117      1,149        250
                                               ---------- ---------- ----------
  Balance at End of Year                          (7,484)    (8,601)    (9,750)
                                               ---------- ---------- ----------
Total Common Equity at End of Year             $ 270,276  $ 245,287  $ 243,453
                                               ========== ========== ==========

* Restated to reflect the merger with Shurflo, which has been accounted for as a pooling of interests (see Note 2). The accompanying notes are an integral part of this statement.
/TABLE

              QUARTERLY FINANCIAL DATA (UNAUDITED)
Because seasonal factors significantly affect Wisconsin Gas operations, the following data is not comparable between quarters:


(Thousands of Dollars, Except
  per Share Amounts)      Quarters:    First     Second     Third      Fourth
- -----------------------------------  --------- ---------- ---------- ----------
1993 (b)
  Operating revenues                 $272,660   $190,223   $152,801   $233,844
  Operating income                     41,689      5,881     (8,406)    24,787
  Income available for common stock    23,935        576     (8,597)    13,399
  Net income per common share (a)        1.51       0.04      (0.53)      0.82
- -------------------------------------------------------------------------------
1992 (b)
  Operating revenues                 $242,271   $155,514   $125,295   $224,329
  Operating income                     32,266      5,221     (8,532)    24,360
  Income before cumulative effect
    of changes in accounting           17,629        367     (8,253)    13,021
  Income available for common stock     9,664        367     (8,253)    13,021
  Income per common share before
    cumulative effect (a)                1.14       0.02      (0.53)      0.83
  Net income per common share (a)        0.63       0.02      (0.53)      0.83
- -------------------------------------------------------------------------------

(a) Quarterly earnings per share may not total to the amounts reported for the year since the computation is based on weighted average common shares outstanding during each quarter.
(b) Restated all quarters of 1992 and first and second quarters of 1993 to reflect the merger with Shurflo, which has been accounted for as a pooling of interests (see Note 2).

/TABLE

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

  a. Principles of Consolidation

     The consolidated financial statements include the accounts of WICOR, Inc., and its wholly-owned subsidiaries (WICOR or the Company): Wisconsin Gas Company (Wisconsin Gas), Sta-Rite Industries, Inc. (Sta-Rite), and SHURflo Pump Manufacturing Co. (Shurflo). All appropriate intercompany transactions have been eliminated.

  b. Business

     Wisconsin Gas is a public utility engaged in the distribution of natural gas throughout Wisconsin. Most of its revenues, however, are derived from gas delivered in southeastern Wisconsin. Wisconsin Gas is subject to regulation by the Public Service Commission of Wisconsin (PSCW) and gives recognition to ratemaking policies substantially in accordance with the Federal Energy Regulatory Commission (FERC) System of Accounts. Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation" provides that rate-regulated public utilities such as Wisconsin Gas record certain costs and credits allowed in the ratemaking process in different periods than for the unregulated subsidiaries. These costs and credits are deferred as regulatory assets or regulatory liabilities and are recorded on the income statement at the time they are recognized in rates.
     Sta-Rite manufactures pumps and water processing equipment and sells its products in approximately 110 countries.
     Shurflo, which merged with the Company during the third quarter of 1993 (See Note 2), manufactures pumps for the food service, recreational vehicle, marine, industrial and water purification markets.

  c. Gas Distribution Revenues and Purchased Gas Costs

     Utility billings are rendered on a cycle basis. Revenues include estimated amounts accrued for service provided but not yet billed.
     Wisconsin Gas' rate schedules contain purchased gas adjustment (PGA) provisions which permit the recovery of actual purchased gas costs incurred. The difference between actual gas costs incurred and costs recovered through rates, adjusted for inventory activity, is deferred as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year and any residual balance at the annual October 31 reconciliation date is subsequently refunded to or recovered from customers.
     The PSCW is currently permitting Wisconsin Gas to recover pipeline supplier take-or-pay settlement costs, allocating a portion of the direct-billed costs to each customer class, including transportation customers (See Note 8).

  d. Plant and Depreciation

     Gas distribution property, plant and equipment is stated at original cost, including overhead allocations. Upon ordinary retirement of plant assets, their cost plus cost of removal, net of salvage, is charged to accumulated depreciation, and no gain or loss is recognized.
     Wisconsin Gas depreciation is computed using straight-line rates established by the PSCW equivalent to composite rates of 4.7% for each of the years 1993, 1992 and 1991.
     Depreciation of manufacturing property is calculated under the straight-line method over the estimated useful lives of the assets (3 to 10 years for equipment and 30 years for buildings) and is primarily reported as a cost of sales.

  e. Deferred Charges

     Consistent with PSCW regulation, Wisconsin Gas has deferred computer systems development costs which are to be amortized over a five to ten year period, generally as the respective systems become operational.
     Wisconsin Gas is precluded from discontinuing service to residential customers within its service area during a certain portion of the heating season. Any differences between doubtful account provisions based on actual experience and provisions allowed for ratemaking purposes by the PSCW are deferred for later recovery in rates as a cost of service. The most recent PSCW rate order provides for a $16.1 million allowable annual provision for doubtful accounts, including amortization of prior deferred amounts. See Notes 7, 8 and 10 for discussion of additional deferred charges.

  f. Income Taxes

     The Company files a consolidated Federal income tax return and allocates Federal current tax expense or credits to each subsidiary based on its respective separate tax computation. Beginning with 1992, the Company has provided deferred income taxes in accordance with SFAS 109 "Accounting for Income Taxes," to reflect tax effects of reporting book and taxable income in different periods (See Note 3).
     For Wisconsin Gas, investment tax credits were recorded as a deferred credit on the balance sheet and are being amortized to income over the applicable service lives of the related properties in accordance with regulatory treatment.

  g. Net Income per Common Share

     Net income per common share is based on the weighted average number of shares. Employee stock options are not recognized in the computation of earnings per common share as they are not materially dilutive.

  h. Manufacturing Inventories

     Approximately 54% and 57% of manufacturing inventories, in 1993 and 1992 respectively, are priced using the last-in, first-out (LIFO) method (not in excess of market), with the remaining inventories priced using first-in, first-out (FIFO).

     If the (FIFO) method had been used entirely, manufacturing inventories would have been $8.0 million and $8.3 million higher at December 31, 1993 and 1992, respectively.

  i. Cash Flows

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, market value approximates cost.
     In connection with the sale of discontinued operations, Sta-Rite received $1.4 million in notes receivable in 1991.
     The Company's dividends reinvested (pursuant to its dividend reinvestment plan) totalled $2.6 million, $2.4 million and $2.1 million for 1993, 1992, and 1991, respectively.
     For purposes of the Consolidated Statement of Cash Flows, income taxes paid (net of refunds) and interest paid (excluding capitalized interest) were as follows for each of the years ended December 31, 1993, 1992 and 1991:


(Thousands of Dollars)               1993        1992        1991
- ----------------------------      ----------  ----------  ----------
Income taxes paid                 $  16,106   $   8,805   $  11,418
Interest paid                     $  17,678   $  17,404   $  16,827

  j. Reclassifications

     Certain prior year financial statement amounts have been reclassified to conform to their current year presentation.

2.   MERGERS AND ACQUISITIONS

     On July 28, 1993, a subsidiary of the Company completed its merger with Carr-Griff, Inc. which became SHURflo Pump
Manufacturing Co., a wholly-owned subsidiary of WICOR, Inc.
Shurflo designs, manufactures and sells pumps to the food service, recreational vehicle, marine, industrial and water purification markets. The Company issued approximately 0.9 million shares of common stock, valued at approximately $27 million, for all the outstanding common stock of Shurflo. This transaction was accounted for as a pooling of interests; therefore, prior financial statements have been restated to reflect this merger.

     Net sales and net income included in the Company's
Consolidated Statements of Income are as follows:

(Thousands of Dollars)
     Year Ended December 31,               1992           1991
- --------------------------------        ----------     ----------
Net sales:
  WICOR                                 $ 704,905      $ 681,708
  Shurflo                                  42,504         35,059
                                        ----------     ----------
                                        $ 747,409      $ 716,767
                                        ==========     ==========
Net income before accounting changes:
  WICOR                                 $  20,469      $  21,527
  Shurflo                                   2,295          1,439
                                        ----------     ----------
                                        $  22,764      $  22,966
                                        ==========     ==========

3.   INCOME TAXES

     In the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. Under the liability method prescribed by SFAS No. 109, deferred taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes became payable. This adoption resulted in a net loss from the cumulative effect of the change in accounting principle of $1.8 million for the nonregulated subsidiaries. Changes in Wisconsin Gas's deferred income taxes arising from the adoption represent amounts recoverable or refundable through future rates and have been recorded as regulatory assets totalling $4.6 million and liabilities totalling $29.7 million on the balance sheet for 1992.

    The current and deferred components of income tax expense from continuing operations are as follows:

(Thousands of Dollars) Year ended December 31,   1993        1992        1991
                                               --------    --------    --------
Current
  Federal                                      $18,576     $ 3,818     $ 6,706
  State                                          4,742       1,405       1,788
  Foreign                                          834         800         266
                                               --------    --------    --------
    Total Current                               24,152       6,023       8,760
                                               --------    --------    --------
Deferred
  Federal                                       (6,432)      5,974       3,725
  State                                           (961)      1,588         618
  Foreign                                          717         (36)       (427)
                                               --------    --------    --------
    Total Deferred                              (6,676)      7,526       3,916
                                               --------    --------    --------
Total Provision                                $17,476     $13,549     $12,676
                                               ========    ========    ========
/TABLE

    The components of deferred income tax assets and liabilities are as follows:


(Thousands of Dollars)    December 31            1993        1992
                                               --------    --------
Deferred Income Tax Assets
  Recoverable gas costs                        $ 5,928     $ 1,267
  Inventory                                     (2,052)     (2,036)
  Deferred compensation                          1,873       1,711
  Other                                          4,256       5,887
                                               --------    --------
                                               $10,005     $ 6,829
                                               ========    ========
Deferred Income Tax Liabilities
  Property related                             $37,496     $37,617
  Systems development costs                     15,576      14,268
  Investment tax credit                         (5,725)     (5,896)
  Gas transition costs                           5,633       9,765
  Postretirement benefits                       (5,503)     (4,509)
  Deferred compensation                         (2,747)     (2,459)
  Pension benefits                               2,249       1,469
  Recoverable gas costs                              -      (3,400)
  Other                                         (1,101)       (184)
                                               --------    --------
                                               $45,878     $46,671
                                               ========    ========

    The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:


                                        1993           1992           1991
                                   -------------- -------------- --------------
Statutory U.S. tax rates           $16,376  35.0% $12,346  34.0% $12,118  34.0%
State income taxes, net              2,326   5.0    1,841   5.1    1,795   5.0
Excess of foreign over U.S.
  statutory tax rate                   886   1.9      843   2.3     (336) (0.9)
Investment credit restored            (473) (1.0)    (502) (1.4)    (481) (1.4)
Excess deferred tax amortization      (532) (1.1)    (507) (1.4)    (474) (1.3)
Other, net                          (1,107) (2.4)    (472) (1.3)      54   0.2
                                   -------- ----- -------- ----- -------- -----
Effective Tax Rates                $17,476  37.4% $13,549  37.3% $12,676  35.6%
                                   ======== ===== ======== ===== ======== =====

    Under SFAS No. 109, assets and liabilities acquired in purchase business combinations are assigned their fair values assuming equal bases, and deferred taxes are provided for lower or higher tax bases. Under previous accounting rules, values assigned were net-of-tax. In adopting SFAS No. 109, the Company adjusted the carrying amount of various WICOR, Inc. acquisitions made in prior years.

4.  SHORT-TERM BORROWINGS


(Thousands of Dollars) December 31           1993        1992
- ----------------------------------        ----------  ----------
Notes payable to banks
  U.S. subsidiaries                       $   3,600   $   1,410
  Non U.S. subsidiaries                      14,218      15,415
Commercial paper - U.S.                     117,100      56,275
                                          ----------  ----------
                                          $ 134,918   $  73,100
                                          ==========  ==========

Weighted average interest rates
  on debt outstanding at end of year:
    Notes payable to banks
      U.S. subsidiaries                         4.1%        5.1%
      Non-U.S. subsidiaries                     5.3%        8.9%
    Commercial paper - U.S.                     3.4%        3.6%


    As of December 31, 1993 and 1992, the Company had total unsecured lines of credit available from banks of $183.4 million and $95.8 million, respectively. These borrowing arrangements may require the maintenance of average compensating balances, which are generally satisfied by balances maintained for normal business operations, and may be withdrawn at any time.

5.  LONG-TERM DEBT

    In September 1993, Wisconsin Gas issued $45 million of 6.6% Notes due in 2013, the proceeds of which were used to refinance $45 million of outstanding higher cost first mortgage bonds due in 1994 and 1995. There were no issuances of long-term debt in 1992.
    In November 1991, Wisconsin Gas issued $40 million of 7-1/2% Notes due in 1998. A portion of the proceeds was used to redeem the remaining $10.4 million of 6-5/8% First Mortgage Bonds at their maturity dates.
    Substantially all gas distribution and certain manufacturing property and plant is subject to first mortgage liens. Maturities and sinking fund requirements during the succeeding five years on all long-term debt total $3.0 million, $3.0 million, $7.6 million, $53.4 million and $43.0 million in 1994, 1995, 1996, 1997 and
1998, respectively.

6.  RESTRICTIONS

    A November 1993 rate order sets an equity range of 43% to 50% for the utility and also requires Wisconsin Gas to request PSCW approval prior to the payment of dividends on its common stock to WICOR if the payment would reduce its common equity (net assets) below 43% of total capitalization (including short-term debt).

Under this requirement, $8.1 million of Wisconsin Gas's net assets at December 31, 1993, plus future earnings, were available for such dividends without PSCW approval. In addition, the PSCW imposes certain limitations on the ability of Wisconsin Gas to pay dividends to WICOR in excess of the level indicated in the projected test year if such dividends would dilute Wisconsin Gas's total equity below 48.43% of its total capitalization. The utility dividend payout indicated in the projected test year ending October 31, 1994 is $16 million of which $4 million was paid in November, 1993.
    In connection with its long-term debt agreements, Sta-Rite is subject to restrictions on working capital, shareholder's equity and debt. These agreements also limit the amount of retained earnings available for the payment of cash dividends to WICOR and for certain investments. At December 31, 1993, $8.6 million of Sta-Rite net assets plus 50% of its future retained earnings were available for payment of dividends to WICOR.
    Combined restricted common equity of the Company's subsidiaries totaled $234.8 million under the most restrictive provisions as of December 31, 1993; accordingly, $35.5 million of consolidated retained earnings is available for payment of dividends.
    Historically, the PSCW has imposed restrictions on public utility holding companies, including WICOR, relating to future nonutility investments. In January 1992, the PSCW approved amendments to limitations set on the Company. The PSCW order states that the utility should remain the predominant business, generally as measured by equity, within the holding company system. The amount allowable for such future investment at December 31, 1993 was $77.8 million. Also, nonutility subsidiaries can borrow additional amounts for acquisitions; however, if debt for the consolidated nonutility entities exceeds 40% of total capitalization for these entities, further PSCW actions may be necessary.

7.  COMMITMENTS AND CONTINGENCIES

    Certain commitments have been made in connection with 1994 capital expenditures. Wisconsin Gas capital expenditures for 1994 are estimated at $57.4 million. Manufacturing capital expenditures for 1994 are estimated at $13.9 million.
    Wisconsin Gas has variable-term contracts with its interstate pipeline and gas suppliers to purchase transportation capacity and natural gas. PGA provisions permit the recovery of actual purchased capacity and gas costs incurred.
    Wisconsin Gas has identified two previously owned sites on which it operated manufactured gas plants that are of environmental concern. Such plants ceased operations prior to the mid-1950's. Wisconsin Gas has engaged an environmental consultant to help determine the nature and extent of the contamination at these sites. Based on the test results obtained and the possible remediation alternatives available, the Company has estimated that cleanup costs could range from $22 million to $75 million. As of December 31, 1993 the Company has accrued $40 million for cleanup costs in addition to $1.6 million of costs already incurred. These estimates are based on current undiscounted costs. It should also be noted that the numerous assumptions such as the type and extent of contamination, available remediation techniques, and regulatory requirements which are used in developing these estimates are subject to change as new information becomes available.

Any such changes in assumptions could have a significant impact on the potential liability.
    A formal remediation plan is currently being developed for presentation to the Wisconsin Department of Natural Resources. Following plan approval and pilot studies, remediation will commence. Barring unforeseen delays, expenditures by Wisconsin Gas on this remediation work will commence in 1994 and increase in future years as plan approvals are obtained. Expenditures over the next three years are expected to total approximately $20 million. Although most of the work and costs will be incurred in the first few years of the plan, monitoring of the sites and other necessary techniques may last up to 30 years.
    Wisconsin Gas is pursuing recovery of these costs from insurance carriers. Any amounts not recoverable from insurance carriers will be allowed full recovery in rates based on recent PSCW orders. Accordingly, the accrual has been offset by a deferred charge to a regulatory asset. Certain related investigation costs incurred to date are currently being recovered in utility rates. However, any incurred costs not yet recovered in rates are not allowed by the PSCW to earn a return. As of December 31, 1993 $1.6 million of such costs have been incurred.
    During 1990, Sta-Rite contracted with the Wisconsin Department of Natural Resources to complete the investigation and remediation phases of the federal Superfund environmental process for contaminants associated with one of Sta-Rite's manufacturing facilities. Management believes the amounts reserved will be adequate to remedy the problem.
    The Company is party to various legal proceedings arising in the ordinary course of business which are not expected to have a material effect on the financial statements of the Company.

8.  FERC ORDER NO. 636

    On April 8, 1992, the FERC issued Order No. 636 which restructured the interstate natural gas pipeline business. Pipeline suppliers will be allowed to recover significant transition costs from Wisconsin Gas necessary to implement "unbundled" services such that gas supplies would be sold separately from interstate transportation services. Wisconsin Gas' liability for certain of these costs is being contested at FERC and in court. The extent of this future liability is not estimable at this time due to a number of factors including the future cost of gas and the outcome of ongoing litigation. However, on the basis of previous PSCW ratemaking relative to the recovery of gas purchased and related costs, Wisconsin Gas anticipates that pipeline transition cost billings will also be recoverable from ratepayers.

9.  COMMON STOCK AND OTHER PAID-IN CAPITAL

    As of December 31, 1993, 16,407,234 shares were issued and outstanding and 2,813,538 shares are reserved for issuance under the Company's dividend reinvestment, stock option and 401(k) plans. In addition, 19,221,072 shares are reserved pursuant to the Company's shareholder rights plan.
    Under certain circumstances, each right entitles the shareholder to purchase one common share at an exercise price of $75, subject to adjustment. The rights are not exercisable until ten business days after a person or group announces a tender offer or exchange offer which would result in their acquiring ownership of 20% or more of the Company's outstanding common stock or after a person or group acquires at least 20% of the Company's outstanding common shares. If, after 20% or more of the outstanding shares of WICOR common stock is acquired by a person or group and the Company is then acquired by that person or group, rights holders would be entitled to purchase shares of common stock of the acquiring person or group having a market value of two times the exercise price of the rights. The rights do not have any voting rights and may be redeemed at a price of $.01 per right. The rights expire on August 29, 1999.
    During the first, third and fourth quarters of 1993, the Company invested $2 million, $8 million and $2 million, respectively, in Wisconsin Gas. In the first and third quarters of 1992, the Company invested $5 million and $10 million, respectively, in Wisconsin Gas.

10. BENEFIT PLANS

  a. Pension Plans

  The Company's subsidiaries have non-contributory pension plans which cover substantially all their employees and include benefits based on levels of compensation and years of service. Employer contributions and funding policies are consistent with funding requirements of Federal law and regulations. Commencing on November 1, 1992, Wisconsin Gas pension costs or credits are calculated in accordance with SFAS No. 87 and are recoverable from or refunded to customers. Prior to this date, pension costs were recoverable in rates as funded.
    The following table sets forth the funded status of pension plans, including minor underfunded plans, at December 31, 1993 and 1992. The recorded cumulative adjustment to the utility funded amount was $21.3 million and was offset by a regulatory liability.

                                        Assets Exceed      Accumulated Benefits
                                     Accumulated Benefits      Exceed Assets
                                     --------------------- ---------------------
(Thousands of Dollars) December 31,     1993       1992       1993       1992
- -----------------------------------  ---------- ---------- ---------- ----------
Accumulated benefit obligation
  Vested benefits                    $(103,260) $(101,717) $  (6,471) $  (4,971)
  Nonvested benefits                   (11,198)    (6,119)       (87)       (81)
                                     ---------- ---------- ---------- ----------
                                      (114,458)  (107,836)    (6,558)    (5,052)
Effect of projected future
    compensation levels                (49,961)   (38,121)      (537)      (364)
                                     ---------- ---------- ---------- ----------
Projected benefit obligation          (164,419)  (145,957)    (7,095)    (5,416)
Plan assets at fair value              228,091    212,463        176        177
                                     ---------- ---------- ---------- ----------
Plan assets greater (less) than
  projected benefit obligation          63,672     66,506     (6,919)   (5,239)
Unrecognized net (asset) liability
  at September 30, 1985 being
  recognized over approximately
  16 years                             (21,185)   (23,191)     1,104      1,074
Unrecognized prior service costs         6,166      4,518          -          1
Unrecognized net (gain) loss           (19,073)   (19,675)       348          -
Additional minimum liability recorded        -          -     (1,037)      (890)
                                     ---------- ---------- ---------- ----------
Accrued pension asset (liability)    $  29,580  $  28,158  $  (6,504) $  (5,054)
                                     ========== ========== ========== ==========

  The weighted average discount rate assumptions used in determining the actuarial present value of the projected benefit obligation were 7.5%, 7.75% and 7.75% for 1993, 1992 and 1991, respectively. For 1991 through 1993, the expected long-term rate of return on assets and long-term rate of compensation growth were 8.2% and 6.0%, respectively.
    Net pension costs include the following (income) expense:


(Thousands of Dollars)
     Year Ended December 31                    1993        1992        1991
- --------------------------------------      ----------  ----------  ----------
Service costs                               $   5,658   $   5,189   $   4,695
Interest costs on projected
  benefit obligations                          11,807      10,977      10,255
Actual return on assets                       (18,016)    (16,085)    (31,029)
Net amortization and deferral                     (69)     (1,127)     14,326
Adjustment to utility funded amount                 -       1,513       2,029
                                            ----------  ----------  ----------
Net pension (income) cost                   $    (620)  $     467   $     276
                                            ==========  ==========  ==========
/TABLE

     The decrease in pension cost from 1992 to 1993 was due to the adoption by the PSCW of SFAS No. 87 for ratemaking purposes, effective November 1, 1992.

  b. Postretirement Health Care and Life Insurance

     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees when they reach normal retirement age while working for the Company.
     Wisconsin Gas funds the accrual annually based on the maximum tax deductible amount. For Sta-Rite, until 1992, the cost of these retiree benefits has been recognized as an expense as claims were incurred. Company expenses recorded totalled $8.4 million for 1991.
     Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions", for its retiree benefit plans. Under SFAS No. 106, the Company is required to accrue the estimated cost of retiree benefit payments, other than pensions, during the employees' active service period. Wisconsin Gas, as mandated by the PSCW, recognized the accumulated benefit obligation and a related regulatory asset of $54.1 million at adoption. Amortization of the regulatory asset is recoverable in its rates over a 20-year period. Sta-Rite recognized such amounts as a cumulative effect. Accordingly, the cumulative effects for the Company of adopting SFAS No. 106 as of December 31, 1992, were an increase in the accumulated postretirement benefit obligation (APBO) of $65.0 million and a decrease in 1992 net earnings of $6.2 million ($0.40 per share).
     Net postretirement health care and life insurance costs consisted of the following components:


(Thousands of Dollars)                         1993        1992
- --------------------------------------      ----------  ----------
Service cost                                $   2,813   $   2,711
Interest cost on projected
  benefit obligation                            6,495       6,181
Return on plan assets                          (1,414)       (895)
Amortization of transition obligation           2,651       2,778
Adjustment to utility funded amount                 -      (2,108)
                                            ----------  ----------
Net postretirement benefit cost             $  10,545   $   8,667
                                            ==========  ==========

     The increase in postretirement benefit cost from 1992 to 1993 was due to the adoption by the PSCW of SFAS No. 106 for ratemaking purposes, effective November 1, 1992.

     The following table sets forth the plans' funded status, reconciled with amounts recognized in the Company's Statement of Financial Position at December 31, 1993 and 1992, respectively.


Accumulated benefit obligation
 (Thousands of Dollars)                        1993        1992
- -------------------------------------       ----------  ----------
Retirees                                    $ (43,548)  $ (42,313)
Active employees                              (52,327)    (44,141)
                                            ----------  ----------
Accumulated benefit obligation                (95,875)    (86,454)
Plan assets at fair value                      25,753      19,139
                                            ----------  ----------
Accumulated benefit obligation
  in excess of plan assets                    (70,122)    (67,315)
Unrecognized actuarial loss/(gain)              2,612        (623)
                                            ----------  ----------
Accrued postretirement benefit              $ (67,510)  $ (67,938)
                                            ==========  ==========

     The postretirement benefit cost components for 1993 were calculated assuming health care cost trend rates ranging up to 13% for 1993 and decreasing to 6% over 10 to 25 years. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the APBO as of December 31, 1993 by $14.7 million and the aggregate of the service and interest cost components of postretirement expense by $1.8 million.
     The assumed discount rate used in determining the actuarial present value of the accumulated postretirement benefit obligation was 7.50% and 7.75% in 1993 and 1992, respectively. Plan assets are primarily invested in common stock and fixed income securities.

  c. Retirement Savings Plans

     Wisconsin Gas and Sta-Rite maintain various employee savings plans, which provide employees a mechanism to contribute amounts up to 16% of their compensation for the year. Company matching contributions may be made up to 5% of eligible compensation including 1% for the ESOP. Total contributions were valued at $1.8 million in 1993, $1.6 million in 1992 and $1.4 million in 1991.

d.   Employee Stock Ownership Plan

     In November 1991, WICOR established an Employee Stock
Ownership Plan (ESOP) covering non-union employees of Wisconsin
Gas. The ESOP funds employee benefits of up to 1% of compensation with Company common stock distributed through the ESOP.

     The ESOP used the proceeds from a $10 million, 3-year adjustable rate loan with a 3.98% interest rate at December 31, 1993, guaranteed by the Company, to purchase 431,266 shares of original issue WICOR common stock. Because the Company has guaranteed the loan, the unpaid balance is shown as long-term debt with a like amount of unearned compensation being recorded as a reduction of common equity on the Company's balance sheet.
     The ESOP trustee is repaying the $10 million loan with dividends on shares of WICOR common stock in the Employee Stock Ownership Plan and with Wisconsin Gas contributions to the ESOP.

  e. Stock Options

     The Company has a total of 151 employees participating in one or more of its common stock option plans. Changes in stock options outstanding for all plans were as follows:

                                               1993        1992        1991
                                            ----------  ----------  ----------
Outstanding at January 1                      763,342     712,392     703,562
  Granted                                     180,350     178,900     143,700
  Exercised/Canceled                         (148,767)   (127,950)   (134,870)
                                            ----------  ----------  ----------
Outstanding at December 31                    794,925     763,342     712,392
                                            ==========  ==========  ==========
Exercise price per share                      $10.38-     $10.38-     $10.38-
                                               $27.31      $24.44      $23.06
                                            ==========  ==========  ==========
Available for future grant at year-end        783,116     261,000     433,200


     All options, except for 45,333 and 46,850 granted in 1993 and 1992, respectively, which may vest in 1996 and 1995, respectively, are currently exercisable at prices not less than the fair market value on the date of grant and expire not later than eleven years from the date of grant.

  f. Postemployment Benefit Plans

     The FASB has issued statement SFAS No. 112, "Employers Accounting for Postemployment Benefits," to be adopted no later than January 1, 1994, which requires accrual for all other postemployment benefits. In management's opinion, any unrecorded liabilities are expected to be recoverable in future rates for utility operations and are not significant.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's long-term debt is estimated based on the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company's bond rating and the present value of future cash flows.
     Because Wisconsin Gas operates in a regulated environment, shareholders would probably not be affected by realization of gains or losses on extinguishment of its outstanding fixed-rate debt. Realized gains would be refunded to and losses would be recovered from customers through gas rates.
     The estimated fair value of WICOR's long-term debt at December 31, is as follows:


(Thousands of Dollars)                         1993        1992
- -----------------------------------         ----------  ----------
Carrying amount                             $ 165,230   $ 164,171
Fair value                                  $ 175,213   $ 175,411


12.  OTHER FINANCIAL INFORMATION

     See page 22 for unaudited quarterly financial data. See
Financial Review on page 13 for industry segment data.

                     SELECTED FINANCIAL DATA
(Thousands of Dollars, Except
  Per Share Amounts)                      1993      1992      1991      1990
- -----------------------------------    --------- --------- --------- ---------
INCOME STATEMENT (2)(4)
  Operating revenues                   $849,528  $747,409  $716,767  $696,023
  Net income                           $ 29,313  $ 14,799  $ 22,966  $ 16,651
  Net income per common share (1)      $   1.82  $   0.96  $   1.54  $   1.14
                                       ========= ========= ========= =========
BALANCE SHEET (4)
  Capitalization at year-end
    Long-term debt                     $165,230  $164,171  $168,366  $130,215
    Redeemable preferred stock                -         -         -         -
    Common equity                       270,276   245,287   243,453   237,407
                                       --------- --------- --------- ---------
                                       $435,506  $409,458  $411,819  $367,622
                                       ========= ========= ========= =========
Total assets at year-end (2)           $933,726  $825,774  $670,250  $651,559
                                       ========= ========= ========= =========
COMMON STOCK DATA
  Dividends per common share (1)       $   1.54  $   1.50  $   1.46  $   1.42
  Book value per common share (1)(4)   $  16.47  $  15.60  $  15.84  $  16.12
  Market-to-book at year-end (%)(4)         191       175       153       122
  Dividend payout ratio (%)(2)(3)(5)       82.2      96.1      89.0     117.2
  Yield at year-end (%)                     5.0       5.6       6.1       7.3
  Return on average common
    equity(%)(2)(3)(6)                     11.2       9.2       9.5       6.8
  P/E ratio at year-end (2)(3)(4)          17.3      18.5      15.7      17.2
  Price range                          $ 25-5/8- $ 22-7/8- $ 18-5/8- $ 18-1/4-
                                       $ 32-7/8  $ 27-3/8  $ 24-3/8  $ 25-1/4
Shareholders at year-end                 17,091    17,780    18,503    19,463
                                       ========= ========= ========= =========
OTHER GENERAL DATA (2)(4)
Cash flow from operations              $  3,401  $ 37,012  $ 50,413  $ 10,022
Capital expenditures                   $ 51,906  $ 71,873  $ 45,113  $ 37,529
Debt/equity ratio at year-end             38/62     40/60     41/59     35/65
Employees at year-end                     3,222     3,178     3,196     3,152
                                       ========= ========= ========= =========
GAS DISTRIBUTION OPERATIONS
  Gas sold and transported (thousands
  of dekatherms-MDth)
    Residential                          47,964    45,905    45,614    43,020
    Commercial                           19,060    17,840    17,861    16,319
    Industrial firm                      15,246    14,488    15,690    15,106
    Industrial interruptible             20,849    17,388    17,440    16,620
    Transported                          17,408    21,379    19,658    16,565
                                       --------- --------- --------- ---------
                                        120,527   117,000   116,263   107,630
                                       ========= ========= ========= =========
Customers at year-end                   485,103   470,956   460,549   452,906
Customers served per employee               359       331       323       321
Average cost of gas per Dth purchased  $   3.76  $   3.34  $   3.18  $   3.30
Average annual residential bill        $    779  $    712  $    677  $    670
Average use per residential
  customer (Dth)                            116       115       117       113
Degree days                               6,775     6,683     6,416     6,103
% colder (warmer) than normal              (4.1)     (6.4)    (10.8)    (16.0)
                                       ========= ========= ========= =========

MANUFACTURING OPERATIONS (2)(4)
  Operating revenues                   $274,693  $251,994  $242,065  $238,484
  International and export sales
    as a % of total sales                    34        34        31        27
                                       ========= ========= ========= =========
DATA FOR CONTINUING OPERATIONS (3)(4)
  Operating revenues                   $849,528  $747,409  $716,767  $696,023
  Net income                           $ 29,313  $ 22,764  $ 22,966   $16,651
  Net income per common share (1)      $   1.82  $   1.47  $   1.54  $   1.04

(1) Adjusted for a two-for-one stock split in March 1989.
(2) Includes continuing operations and discontinued operations up to the year disposition was authorized.
(3) Before effects of 1992 accounting changes (See Note 2).
    Adjusted for merger with Shurflo through (4) 1984, (5) 1988 and (6) 1989.

/TABLE

                             SELECTED FINANCIAL DATA
(Thousands of Dollars, Except
  per Share Amounts)                     1989      1988      1987      1986
- ----------------------------------    --------- --------- --------- ---------
INCOME STATEMENT(2)(4)
  Operating revenues                  $741,218  $780,633  $699,418  $761,104
  Net income                          $ 33,881  $ 34,163  $ 19,682  $ 19,780
  Net income per common share(1)      $   2.33  $   2.38  $   1.39  $   1.53
                                      ========= ========= ========= =========
BALANCE SHEET(4)
  Capitalization at year end
    Long-term debt                    $122,639  $133,034  $127,833  $144,495
    Redeemable preferred stock               -         -     8,000    14,267
    Common equity                      244,351   227,080   207,658   203,477
                                      --------- --------- --------- ---------
                                      $366,990  $360,114  $343,491  $362,239
                                      ========= ========= ========= =========
Total assets at year end(2)           $620,548  $565,967  $536,998  $542,036
                                      ========= ========= ========= =========
COMMON STOCK DATA
  Dividends per common share(1)       $   1.37  $   1.32  $   1.30  $   1.28
  Book value per common share(1)(4)   $  16.83  $  15.82  $  14.68  $  15.74
  Market-to-book at year-end(%)(4)         148       123       117       134
  Dividend payout ratio(%)(2)(3)(5)       55.0      52.0      91.1      79.9
  Yield at year-end(%)                     5.6       6.9       7.6       6.1
  Return on average common
    equity(%)(2)(3)(6)                    14.3      15.3       9.3      10.5
  P/E ratio at year-end(2)(3)(4)          10.7       8.2      12.4      13.8
  Price range                         $ 19-3/8- $ 15-5/8- $ 13-3/8- $ 14-3/4-
                                      $ 25-3/8  $ 20-7/8  $ 21-7/8  $     23
  Shareholders at year end              20,509    21,611    23,010    23,987
                                      ========= ========= ========= =========
OTHER GENERAL DATA(2)(4)
  Cash flow from operations           $ 94,623  $ 73,526  $ 41,237  $ 63,583
  Capital expenditures                $ 40,944  $ 48,295  $ 34,264  $ 36,498
  Debt/equity ratio at year end          33/67     37/63     37/63     40/60
  Employees at year end                  3,696     3,927     4,040     3,932
                                      ========= ========= ========= =========
GAS DISTRIBUTION OPERATIONS
  Gas sold and transported (thousands
  of dekatherms-MDth)
    Residential                         48,154    46,769    39,369    42,837
    Commercial                          18,089    17,012    14,510    15,292
    Industrial firm                     16,915    16,808    16,106    19,379
    Industrial interruptible             5,475     3,752     4,714    22,403
    Transported                         29,158    29,639    26,129     5,502
                                      --------- --------- --------- ---------
                                       117,791   113,980   100,828   105,413
                                      ========= ========= ========= =========
Customers at year-end                  445,771   439,063   432,509   426,481
Customers served per employee              319       311       288       277
Average cost of gas per Dth purchased $   3.15  $   3.68  $   3.74  $   3.75
Average annual residential bill       $    758  $    770  $    660  $    761
Average use per residential
  customer (Dth)                           129       127       108       120
Degree days                              7,382     7,124     6,185     6,788
% colder (warmer) than normal              1.5      (2.0)    (14.8)     (7.3)
                                      ========= ========= ========= =========
MANUFACTURING OPERATIONS(2)(4)
  Operating revenues                  $298,791  $303,071  $274,335  $228,306
  International and export sales as
    a % of total sales                      24        22        20        16
                                      ========= ========= ========= =========
DATA FOR CONTINUING OPERATIONS(3)(4)
  Operating revenues                   $684,900  $717,081
  Net income                           $ 33,359  $ 30,400
  Net income per common share(1)       $   2.30  $   2.12

(1) Adjusted for a two-for-one stock split in March 1989.
(2) Includes continuing operations and discontinued operations up to the year disposition was authorized.
(3) Before effects of 1992 accounting changes (See Note 2).
    Adjusted for merger with Shurflo through (4) 1984, (5) 1988 and (6) 1989.

/TABLE


(Thousands of Dollars, Except
  Per Share Amounts)                           1985      1984      1983
- ----------------------------------------     --------- --------- ---------
INCOME STATEMENT(2)(4)
  Operating Revenues                         $853,175  $839,965  $789,847
  Net income                                 $ 24,900  $ 24,145  $ 16,837
  Net income per common share(1)             $   1.98  $   1.95  $   1.49
                                             ========= ========= =========
BALANCE SHEET(4)
  Capitalization at year-end
    Long-term debt                           $154,159  $131,750  $153,052
    Redeemable preferred stock                 18,200    19,000    19,800
    Common equity                             173,941   160,690   143,626
                                             --------- --------- ---------
                                             $346,300  $311,440  $316,478
                                             ========= ========= =========
Total assets at year-end(2)                  $531,192  $499,734  $483,174
                                             ========= ========= =========
COMMON STOCK DATA
  Dividends per common share(1)              $   1.18  $   1.11  $   1.07
  Book value per common share(1)(4)          $  13.81  $  12.97  $  12.60
  Market-to-book ratio at year-end(%)(4)          112       104        84
  Dividend payout ratio(%)(2)(3)(5)              57.0      54.0      71.6
  Yield at year-end(%)                            7.6       8.3      10.1
  Return on average common
    equity(%)(2)(3)(6)                           14.6      15.1      11.9
  Price/earnings ratio at year-end(2)(3)(4)       7.8       6.9       7.1
  Price range                                 $    13-  $10-1/8-  $ 9-3/8-
                                             $ 15-3/4  $ 13-7/8  $ 11-5/8
  Shareholders at year-end                     26,083    28,581    31,077
                                             ========= ========= =========
OTHER GENERAL DATA
  Cash flow from operations                  $ 46,342  $ 45,801  $ 36,249
  Capital expenditures                       $ 32,381  $ 32,273  $ 22,962
  Debt/equity ratio at year-end                 45/55     42/58     48/52
  Employees at year-end                         3,641     3,513     3,228
                                             ========= ========= =========
GAS DISTRIBUTION OPERATIONS
  Gas sold and transported (thousands
  of dekatherms-MDth)
    Residential                                44,813    43,961    44,611
    Commercial                                 16,394    15,007    14,769
    Industrial firm                            22,541    22,969    23,350
    Industrial interruptible                   31,675    34,056    31,262
    Transported                                 1,716         -         -
                                             --------- --------- ---------
                                              117,139   115,993   113,992
                                             ========= ========= =========
Customers at year-end                         420,967   415,297   411,070
Customers served per employee                     279       268       265
Average cost of gas per Dth purchased        $   4.13  $   4.16  $   4.36
Average annual residential bill              $    838  $    849  $    856
Average use per residential
  customer (Dth)                                  128       127       131
Degree days                                     7,325     6,844     7,203
% colder(warmer) than normal                     (0.5)     (7.0)     (2.3)
                                             ========= ========= =========
MANUFACTURING OPERATIONS(2)(4)
  Operating revenues                         $214,644  $197,737  $152,929
  International and export sales as a
    % of total sales                               12        14        15

(1) Adjusted for a two-for-one stock split in March 1989.
(2) Includes continuing operations and discontinued operations up to the year disposition was authorized.
(3) Before effects of 1992 accounting changes (See Note 2).
    Adjusted for merger with Shurflo through (4) 1984, (5) 1988 and (6) 1989.

/TABLE

                   INVESTOR INFORMATION


Common Stock Dividends

    Dividends on common stock are normally paid in February, May, August and November. The following table shows cash dividends paid per share in 1993 and 1992:


      Quarter                               1993      1992
- -------------------                       --------  --------
first                                     $  .380   $  .370
second                                       .380      .370
third                                        .390      .380
fourth                                       .390      .380


           VERTICAL BAR CHART OF WICOR'S HIGH AND LOW
             COMMON STOCK PRICE PER SHARE BY QUARTER

                                   Year/Quarter
                      --------------------------------------
                        93/1      93/2      93/3      93/4
                      --------  --------  --------  --------
    high              $    29   $31-3/8   $32-3/4   $32-7/8
    low               $25-5/8   $27-3/4   $29-3/8   $    28

                                   Year/Quarter
                      --------------------------------------
                        92/1      92/2      92/3      92/4
                      --------  --------  --------  --------
    high              $26-1/8   $24-5/8   $27-1/4   $27-3/8
    low               $    23   $22-7/8   $    23   $24-3/8

    WICOR's stock price reached a record high of $32-7/8 during the last quarter of 1993.