Form 10-K405, Exhibit 13
period 1997-12-31
WICOR INC
filed 1998-03-20
CIK 314890

                               EXHIBIT 13

                   Management's Discussion and Analysis
                   ------------------------------------
General Overview
----------------
WICOR, Inc. (WICOR or the Company) is a diversified holding company with Energy and Manufacturing business groups. The Energy Group provides natural gas distribution and related services and the Manufacturing Group manufactures and distributes, both domestically and abroad, pumps and equipment used to control, transfer, hold and filter water and other fluids. The Energy Group includes Wisconsin Gas Company (Wisconsin Gas), the oldest and largest natural gas distribution utility in Wisconsin.

WICOR's 1997 financial results exceeded 1996's record performance as net income rose by 6% to $49.5 million. Basic earnings per share in 1997 rose 5% to $2.68 compared with 1996, as the Company's manufacturing business posted significantly improved results. Basic earnings per share in 1997 reached a record high for the second year in a row.

The 1997 improvement in the Manufacturing Group is attributable to higher domestic shipments within the beverage, agricultural spraying and pool/spa markets compared to 1996. Internal cost reductions and a strengthening in the Company's Australian operations also contributed to the improvement in earnings.

Segment data for WICOR's operations for the last three years are summarized below in millions of dollars.

                                           1997        1996        1995
Operating Revenues                      ----------  ----------  ----------
------------------------
Energy                                  $   596.3   $   602.7   $   522.8
Manufacturing-Domestic                      280.9       269.0       207.6
Manufacturing-Foreign                       143.8       140.9       130.2
                                        ----------  ----------  ----------
                                        $ 1,021.0   $ 1,012.6   $   860.6
                                        ==========  ==========  ==========

                                           1997        1996        1995
Depreciation and Amortization           ----------  ----------  ----------
-----------------------------
Energy                                  $    40.0   $    40.9   $    36.7
Manufacturing-Domestic                       10.4        10.7         8.8
Manufacturing-Foreign                         3.3         3.3         3.0
                                        ----------  ----------  ----------
                                        $    53.7   $    54.9   $    48.5
                                        ==========  ==========  ==========

                                           1997        1996        1995
Operating Income                        ----------  ----------  ----------
----------------------
Energy                                  $    59.0   $    64.5   $    58.8
Manufacturing-Domestic                       23.3        18.2        13.7
Manufacturing-Foreign                        11.7         8.0         6.6
                                        ----------  ----------  ----------
                                        $    94.0   $    90.7   $    79.1
                                        ==========  ==========  ==========

                         Estimated
Capital Expenditures        1998        1997        1996        1995
----------------------   ----------  ----------  ----------  ----------
Energy                   $    45.0   $    35.1   $    36.6   $    42.9
Manufacturing-Domestic        13.1        13.3        11.3         8.2
Manufacturing-Foreign          2.9         3.2         3.8         5.1
                         ----------  ----------  ----------  ----------
                         $    61.0   $    51.6   $    51.7   $    56.2
                         ==========  ==========  ==========  ==========

Identifiable Assets                        1997        1996        1995
-------------------                     ----------  ----------  ----------
Energy                                  $   697.3   $   730.8   $   718.3
Manufacturing-Domestic                      249.6       215.8       206.5
Manufacturing-Foreign                        84.4        90.8        83.7
                                        ----------  ----------  ----------
                                        $ 1,031.3   $ 1,037.4   $ 1,008.5
                                        ==========  ==========  ==========

                               Results of Operations
                               ---------------------
Energy Group
------------
The Energy Group's primary business is the distribution of natural gas through Wisconsin Gas. Energy Group operating income decreased by $5.5 million, or 9%, in 1997 as compared with 1996. This decrease was due primarily to reduced sales margins resulting from warmer weather and voluntary rate reductions. Lower operating expenses partially offset the decrease in sales margin.

The increase in Energy Group operating income of $5.7 million, or 10%, in 1996 compared to 1995 was due primarily to decreased operating and maintenance expenses and increased sales margins resulting from colder weather. The improvements were partially offset by higher depreciation expense and voluntary annualized rate reductions totaling $7.5 million

Revenues, margins and volumes are summarized below. Margin, defined as revenues less cost of gas, is a better comparative performance indicator than revenues. Historically, transportation service revenues were recorded at a slightly higher margin than sales with no corresponding cost of gas amount. Therefore, for a given rate class within the regulated business, the volume mix between sales and transportation service affects revenues but has a minimal impact on margin. In addition, prior to November 1997, changes in cost of gas flowed through to revenue under a purchased gas adjustment clause, with no effect on margin. The following tables set forth financial data for the Energy Group as a whole and volume data for Wisconsin Gas on an individualized basis for each of the years ended December 31.

Millions of Dollars                   1997        1996        1995
                                   ----------  ----------  ----------
Revenues                           $   573.8   $   588.3   $   515.0
Cost of gas sold                       394.1       393.7       322.2
                                   ----------  ----------  ----------
Sales margin                           179.7       194.6       192.8
Gas transportation margin               22.5        14.4         7.8
                                   ----------  ----------  ----------
Gross margin                           202.2       209.0       200.6
                                   ----------  ----------  ----------
Operation and maintenance              101.8       102.3       103.5
Depreciation                            31.8        32.9        29.0
Interest and other                      11.7        12.2        14.2
Taxes, other than income taxes           9.6         9.3         9.3
                                   ----------  ----------  ----------
Income before income taxes              47.3        52.3        44.6
Income taxes                            17.8        20.2        16.9
                                   ----------  ----------  ----------
Net earnings                       $    29.5   $    32.1   $    27.7
                                   ==========  ==========  ==========

Millions of therms                    1997        1996        1995
                                   ----------  ----------  ----------
Sales volumes
   Firm                                  791         883         841
   Interruptible                          73         196         314
Transport volumes                        428         276         145
                                   ----------  ----------  -----------
Total throughput                       1,292       1,355       1,300
                                   ==========  ==========  ==========

Total Energy Group margin decreased by 3% in 1997 primarily as a result of a 10% decrease in firm sales volumes and a $3.0 million voluntary annual rate reduction effective November 1996, offset in part by a decrease in operating expenses. Utility margin rates have been reduced an aggregate of $9.0 million as a result of a November 1994 rate order of the Public Service Commission of Wisconsin (PSCW) through voluntary annualized rate reductions of $1.5 million, $3.0 million and $4.5 million in 1997, 1996 and 1995, respectively. The weather in 1997 was 1% colder than the 20-year average and 5% warmer than 1996.

                          Annual Degree Days Line/Area Chart
                         % colder (warmer) than 20-year normal

              1993        1994        1995        1996        1997
           ----------  ----------  ----------  ----------  ----------
             (4.1)       (9.0)       (2.8)        6.8         1.0

Energy Group margin increased by 4% in 1996. The increase in 1996 margin compared to 1995 was largely the result of a 5% increase in firm sales volumes which was partially offset by voluntary rate reductions. The weather in 1996 was 7% colder than the 20-year average and 9% colder than 1995.

Transportation volumes in both 1997 and 1996 increased mainly because more customers purchased gas from sources other than Wisconsin Gas and transported this volume over the Wisconsin Gas distribution system. Historically, the movement to transportation from gas sales has had no impact on margin. Effective November 1, 1997, a slightly lower margin rate was put into effect for transportation-only customers. The future impact of this change on total Company margin is expected to be immaterial.

Non-regulated energy operating revenues in 1997 increased by $30.1 million, or 102% to $59.5 million. This increase in non-regulated energy revenues consisted largely of increased gas sales at WICOR Energy Services (WESCO) primarily as a result of customer growth. The WESCO strategy has been to have gas supply arrangements consistent with customer requirements so that the Company is not exposed to significant commodity risk.

Total operating and maintenance expenses of $101.8 million for 1997 decreased $0.5 million compared with the prior year. The decrease resulted primarily from lower labor and benefit expenses, which included a reduction in post-retirement benefit expenses reflecting improved health care cost experience. The decrease was partially offset by higher costs associated with the increased operating activities of FieldTech, Inc. (FieldTech) and increased levels of outside services.

Operation and maintenance expenses decreased $1.2 million, or 1%, in 1996 as compared with 1995 as a result of the Company's continuing efforts to reduce operating costs. The decrease was due mainly to lower labor and related benefit expenses ($4.3 million) which was partially offset by a one-time $3.0 million amortization of the uncollectible accounts receivable regulatory asset approved by the PSCW in the fourth quarter of 1996.

Depreciation expense for 1997 decreased by $1.1 million, or 3%, compared with 1996. This decrease was due to the second year impact of the depreciation rates approved by the PSCW, the effect of which was partially offset by additions to property, plant and equipment. Depreciation expense in 1998 is expected to increase due to planned capital investments.

Depreciation expense for 1996 increased by $3.9 million, or 13%, compared with 1995. The increase was due to additions to plant and increased depreciation rates permitted by the PSCW.

Manufacturing Group
-------------------
The Manufacturing Group had an outstanding year in 1997. Net sales for 1997 rose 4% to a record $424.8 million, outpacing sales of $409.9 million in 1996. Net income for the year increased 38% to a record $20.1 million compared to the prior year. Net income in 1996 includes one-time charges totaling $1.2 million relating to the settlement of a product liability lawsuit and the consolidation of two Wisconsin manufacturing plants.

Financial data regarding the Manufacturing Group are set forth in the table below.

Millions of Dollars                 1997        1996        1995
                                 ----------  ----------  ----------
Revenues                         $   424.8   $   409.9   $   337.8
Cost of sales                        307.2       297.1       245.7
                                 ----------  ----------  ----------
Gross profit                         117.6       112.8        92.1
Operating expenses                    82.6        86.6        71.8
                                 ----------  ----------  ----------
Operating income                      35.0        26.2        20.3
Interest expense and other             4.4         5.1         2.7
                                 ----------  ----------  ----------
Income before income taxes            30.6        21.1        17.6
Income taxes                          10.5         6.5         5.8
                                 ----------  ----------  ----------
Net earnings                     $    20.1   $    14.6   $    11.8
                                 ==========  ==========  ==========

Domestic manufacturing sales in 1997 increased by 4% to $280.9 million as compared with 1996. Domestic shipments for beverage, agricultural spraying and pool/spa markets were up from the prior year. International sales of $143.8 million increased 2% compared to 1996. The increase in international sales was negatively impacted by currency translation related to the strengthening U.S. dollar and the weakening of the Korean economy.

Manufacturing sales in 1996 increased $72.1 million, or 21%, to $409.9 million compared to 1995. The increase was due partly to the incremental sales from the acquisition of Hypro Corporation (Hypro), which accounted for $25.9 million of the increase (See Note 3 of Notes to Consolidated Financial Statements). Domestic sales increased $61.4 million, or 30%, to $269.0 million. Overall shipments for water systems, pool and spa, food service, industrial and firefighting applications continued their upward trend from 1995. International sales increased by 8% in 1996 as compared with 1995. Although international sales increased to $140.9, they were hampered by sluggish economic conditions and unfavorable weather in Europe. International sales accounted for 34% of total manufacturing net sales in 1997 and 1996 and 39% in 1995.

                        International Revenues
                        in millions of dollars

                                (CHART)

          1993        1994        1995        1996        1997
       ----------  ----------  ----------  ----------  ----------
       $    93.8   $   114.2   $   130.2   $   140.9   $   143.8

In 1997, manufacturing operating income was $35.0 million compared with $26.2 million in 1996 and $20.3 million in 1995. The increase in 1997 operating income is attributable to increased sales, plant consolidations and cost-saving programs, as well as continuing productivity improvements. The increase in 1996 operating income was due to increased sales levels and strong domestic operating performances, particularly in the water systems, pool/spa, food service, industrial, RV/marine and firefighting segments.

                        WICOR Operating Income
                        in millions of dollars

                                (CHART)

         1993        1994        1995        1996        1997
      ----------  ----------  ----------  ----------  ----------
      $    64.0   $    66.6   $    79.1   $    90.7   $    94.0


Operating expenses decreased by 5% in 1997 compared to the prior year due to cost reduction programs and improved performance of the Australian operations. Operating expenses increased by 21% in 1996 over 1995 due primarily to increased sales-related expenses. As a percentage of sales, 1997 operating expenses were 19% of sales compared to 21% in both 1996 and 1995.

In order to reduce costs and improve productivity and asset utilization, the Company has recently taken steps to consolidate certain of its manufacturing operations. These activities resulted in the 1997 closing of a plant located in Waterford, Wisconsin, and the closing, in 1996, of a plant located in Detroit, Michigan. As a result of these closures, the Company recorded an after-tax charge of $0.7 million in 1996.

Interest Expense, Other Income and Income Taxes
-----------------------------------------------
Interest expense in 1997 decreased $0.9 million, or 5%, compared to last year. This decrease resulted from lower average borrowing levels and slightly lower interest rates.

Interest expense of $18.3 million for 1996 was $0.9 million, or 5%, lower than in 1995, primarily due to lower average interest rates. The lower rates were partially offset by increased debt incurred in connection with the Hypro acquisition.

Other income decreased by $1.3 million in 1996 as compared with 1995. Other income in 1995 was positively impacted by the sale of the Company's investment in Filtron Technologies Corporation for an after-tax gain of $0.8 million ($0.05 per share).

Income tax expense increased by $1.6 million in 1997, or 6%, compared to 1996 reflecting increased pre-tax income. Income tax expense increased $4.0 million in 1996 compared to 1995 reflecting increased pre-tax income. The effective income tax rate remained relatively unchanged in 1997, 1996 and 1995

New Accounting Standards
------------------------
During 1997, the Financial Accounting Standards Board (FASB) issued two new accounting standards which the Company adopted in 1997. Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," establishes standards for computing and presenting earnings per share (EPS) for the current year and all prior period EPS data. SFAS No. 130 "Reporting Comprehensive Income," establishes standards for the reporting and displaying of comprehensive income.

American Institute of Certified Public Accountants Statement of Position No. 96-1, "Environmental Remediation Liabilities," establishes specific criteria for the recognition and measurement of environmental remediation liabilities. The adoption of these statements in 1997 did not have a significant effect on the Company's financial condition or results of operation.

Effects of Changing Prices
--------------------------
In management's opinion, changes in the rate of inflation have not had a significant effect on WICOR's income over the past three years. Inflationary increases in recent years have been recovered through productivity improvements and/or product price increases. The Company continues to monitor the impact of inflation in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions.

In November 1994, Wisconsin Gas received approval from the PSCW to use an alternative method of rate making that includes a three-year margin rate cap. In November 1997, the PSCW approved a one-year extension of the margin rate cap through October 31, 1999. After reviewing the impact of the margin rate cap and other factors, management believes that Wisconsin Gas's productivity improvements have offset the impact of inflationary cost increases. This alternative method is discussed on page 24 under "Regulatory Matters."

Liquidity and Capital Resources
-------------------------------
The Company has access to outside capital markets and has been able to generate funds internally to meet its investment needs. WICOR's ability to attract the necessary financial capital at reasonable terms is critical to the Company's overall strategic plan. Acquisitions and investments have been initially financed with short-term debt and later permanently funded with various long-term debt securities or common equity, depending on market conditions. Working capital was $74.8 million at the end of 1997 compared to $83.4 million and $74.6 million at the end of 1996 and 1995, respectively. The Company's current ratio at December 31 was 1.2 in 1997 and 1.3 in both 1996 and 1995.

Because of timing differences in the receipt and disbursement of cash and the level of construction requirements, the Energy Group may borrow on a short-term basis. As customers take advantage of deregulation within the natural gas industry and move to purchase their own gas supplies directly from producers or brokers, the impact of gas purchases on the cash flow of the energy business may diminish

Cash flows from operating activities decreased by $26.1 million to $49.3 million in 1997. The decrease is attributable to lower gas prices and warmer weather in the fourth quarter of 1997, as compared to 1996, which resulted in a lower accounts payable balance at December 31, 1997. Cash flows from operating activities increased by $5.5 million to $75.4 million in 1996 as compared with 1995.

The Company believes that cash provided from operating activities over the next three years will satisfy normal ongoing cash requirements. The Company may need external capital for financing acquisitions, scheduled debt retirement and the proposed pipeline project discussed below.

Various outside parties have proposed to construct a Viking Voyageur pipeline which will extend from the Minnesota-Canada border to Joliet, Illinois and cross the state of Wisconsin. If the proposed pipeline is built, Wisconsin Gas expects that it would construct lateral lines to connect to the new pipeline. The proposed owners of Viking Voyageur filed an application to construct the pipeline with the Federal Energy Regulatory Commission (FERC) in October 1997, and, if approved, the pipeline is scheduled to be in service on November 1, 1999. The Company is actively supporting the project because it will provide additional pipeline capacity to serve future growth in Wisconsin, increase the reliability of supply for the state and create true competition for pipeline capacity serving Wisconsin. As a result, the pipeline should reduce the cost of gas delivered to the state. The Company anticipates that additional outside financing may be needed to construct the lateral lines if the pipeline project is approved.

Investment Activities
---------------------
Capital expenditures of $51.6 million in 1997 remained relatively flat compared to the prior year. Consolidated capital expenditures are expected to increase modestly in 1998, and are expected to be funded from operations. Capital expenditures decreased by $4.5 million in 1996 compared to 1995.

During fiscal 1997, WICOR and its subsidiaries consummated four acquisitions totaling approximately $10 million using a combination of cash and the issuance of approximately 128,000 shares of the Company's common stock. Three of the acquisitions involved pump, fluid processing and filtration equipment companies. The fourth acquisition was a contract meter reading and meter installation company. Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired companies were included in the consolidated financial statements of the Company from their respective acquisition dates.

In January 1995, WICOR sold its interest in Filtron Technologies Corporation, a manufacturer of filtration products, for approximately $5.1 million.

In 1992, the PSCW issued an order prescribing an equity-based formula for determining the limitation on nonutility investments. As of December 31, 1997, WICOR would be permitted to invest an additional $45.7 million in nonutility equity under this order. Nonutility subsidiaries can also borrow additional amounts for acquisitions within certain PSCW guidelines (See Note 7 of Notes to Consolidated Financial Statements)

Financing Activities
--------------------
Cash flows used by financing activities were $6.3 million in fiscal 1997, primarily resulting from scheduled repayments of long-term debt and dividend payments. During 1997, the Company, and certain subsidiaries, renegotiated their existing revolving credit facilities and subsequently refinanced the remaining outstanding principal balance (approximately $27 million) of the credit facility entered into in connection with the July 1995 acquisition of Hypro. Restrictive covenants under the new five-year $115 million credit facilities, which expire on August 6, 2002, include leverage and interest coverage ratios.

The Company's ratio of long-term debt to capitalization decreased to 28% in 1997 as compared to 32% in 1996 and 34% in 1995. The utility's embedded cost of long-term debt was 7.1%, 7.0% and 8.1% for the years ended December 31, 1997, 1996 and 1995, respectively.

WICOR raised its common stock dividend by 2.4% in both 1997 and 1996 and by 2.5% 1995. The current annual dividend rate is $1.72 per share. At December 31, 1997, the Company had $127.3 million of unrestricted retained earnings available for dividend payments to shareholders.

                    WICOR Return on Average Common Stock
                              as a percentage

                                 (CHART)

           1993        1994        1995        1996        1997
        ----------  ----------  ----------  ----------  ----------
          11.2%       11.6%       13.1%       12.9%       13.0%

The WICOR Plan, established in 1992, allows investors to purchase WICOR common stock directly and through dividend reinvestment without paying fees or service charges. Since February 1, 1995, share requirements for the WICOR Plan have been met through open market purchases of WICOR common stock.

As described in Note 7 of Notes to Consolidated Financial Statements, a 1993 PSCW rate order retained certain limitations with respect to equity levels of and dividend payments by Wisconsin Gas. Restrictions imposed by the PSCW are not expected to have any material effect on WICOR's ability to meet its cash obligations.

Wisconsin Gas's ratio of pre-tax earnings to fixed charges decreased to 4.5 in 1997 from 4.9 in 1996, as a result of lower earnings, the effects of which were offset in part by fixed charges that were 2% lower in 1997 than in 1996.

Access to capital markets at a reasonable cost is determined in large part by credit quality. Wisconsin Gas's strong financial position, as evidenced by Moody's Investors Service 1997 upgrade of its long-term debt from Aa3 to Aa2, provides a high degree of flexibility in obtaining funds on competitive terms. Standard and Poor's Corporation's current rating is AA-. These ratings reflect the views of such organizations, and an explanation of the significance of these ratings may be obtained from each agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness

The Company and its subsidiaries maintain lines of credit worldwide. The Company's primary domestic line of credit is a $115 million unsecured revolving credit commitment from several banks which expires August 6, 2002. In addition, the Company has arranged lines of credit from foreign lenders which allow it to borrow in the applicable local currency. These lines of credit total $35.0 million and are concentrated in Australia, Canada and Italy. The Company's lines of credit generally provide borrowing at the bank reference rate or better which varies depending on the country where the funds are borrowed. The Company's domestic lines of credit are subject to standard covenants relating to leverage and interest coverage ratios. The Company was in compliance with all financial covenants at December 31, 1997. Wisconsin Gas and WICOR Industries finance working capital needs by issuing commercial paper in the open market. Commercial paper outstanding, on a consolidated basis, at December 31, 1997 and 1996 was $125.2 million and $71.6 million, respectively.

The Company believes that it has adequate capacity to fund its operations for the foreseeable future through its borrowing arrangements and internally generated cash.

Regulatory Matters
------------------
Wisconsin Gas is subject to the jurisdiction of the PSCW as to various phases of its operations, including rates, service and issuance of securities. The PSCW has instituted generic proceedings to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the natural gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices. It has also adopted standards for transactions between a utility and its gas marketing affiliates. The PSCW has established working groups to study and make recommendations on major deregulation issues. These working groups are scheduled to complete their work at various times in 1998 and 1999. The impact of these proceedings on Wisconsin Gas's future operations is uncertain at this time.

Wisconsin Gas is actively seeking to create the competitive market conditions necessary to exit the natural gas sales business and provide only gas transportation services within its utility service territory. In response to filings made by Wisconsin Gas, the PSCW approved gas supplier choice pilot programs for segments of the utility's firm market effective November 1, 1996. These programs, with some refinements, were extended for a second year beginning in November 1997. Under these limited pilot programs, 216 large-volume firm, 688 commercial and 1,426 residential customers elected to purchase gas through third-party gas suppliers until October 31, 1998. These pilot programs are designed to test market acceptance of supplier choice, the interest of third-party marketers in serving these market segments and Wisconsin Gas's capabilities to administer transportation-only services. WICOR Energy Services, as a gas marketer, is one of the suppliers participating in the pilot programs.

At this point, it is uncertain how long it will take for Wisconsin Gas to fully exit the gas sales business for all customer classes, if indeed it will be permitted to do so, and what costs, if any, shareholders might be required to bear in connection with existing contractual commitments and in transforming Wisconsin Gas's business

Under a November 1994 rate order, Wisconsin Gas's rates were subject to a three-year margin rate cap (through October 1997) based upon rates approved in November 1993. At Wisconsin Gas's request, the PSCW extended the margin cap to October 31, 1999. The PSCW order also specified margin rate floors for each rate class. Wisconsin Gas has the ability to raise or lower margin rates within the specified range on a quarterly basis. Wisconsin Gas reduced its base rates by $1.5 million, $3.0 million and $4.5 million on an annualized basis in 1997, 1996 and 1995, respectively. With these reductions, Wisconsin Gas's rates are designed to recover $9.0 million per year less than the maximum margin recovery allowed by the PSCW's rate order. The Productivity-based Alternative Ratemaking Mechanism (PARM) has certain criteria that allow either Wisconsin Gas or the PSCW to reopen PARM at any time. These are for significant deterioration in safety, failures to meet conservation goals, significant changes in interest rates and "extraordinary items." To date, none of the criteria have been triggered.

As required by the PSCW, Wisconsin Gas filed a Gas Cost Incentive Mechanism
(GCIM) specifying how Wisconsin Gas would recover in rates its costs of acquiring gas and pipeline transportation and storage capacity. The GCIM replaced the traditional dollar-for-dollar purchased gas adjustment clause
(PGA). The PSCW approved Wisconsin Gas's proposal, with modification, effective November 1, 1997. Under the GCIM, Wisconsin Gas's gas and capacity costs are compared to monthly benchmarks. If, at the end of each year, such costs deviate by more than 1-1/2% from the benchmark cost of gas, the utility shares such excess or reduced costs on a 50-50 basis with customers. The sharing mechanism applies only to costs between 1-1/2% to 4% above or below the benchmark. The new PGA mechanism provides an opportunity for Wisconsin Gas's earnings to increase or decrease as a result of gas and capacity acquisition activities. However, management does not believe such increases or decreases are likely to be material. During the first two months under the GCIM, actual costs were within 1-1/2% of the benchmark.

ANR Pipeline Company's (ANR) 1993 general rate case before the FERC was settled by the parties in November 1997. ANR is a primary supplier to Wisconsin Gas. The settlement provides for a reduction in the rates for most of ANR's services. The settlement is subject to FERC's approval which is expected in the first quarter of 1998.

Wisconsin Gas complies with the provisions of Statement of Financial Accounting Standards (SFAS No. 71) "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities such as Wisconsin Gas record certain costs and credits allowed in the ratemaking process in different periods than would be required for unregulated businesses. In the event Wisconsin Gas determines that it no longer meets the criteria for following SFAS 71, the accounting impact would be an extraordinary, non-cash charge to operations of an amount that could be material. Criteria that give rise to the discontinuance of SFAS 71 include (1) increasing competition that restricts Wisconsin Gas's ability to establish prices to recover specific costs and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. SFAS No. 71 continues to be applicable to Wisconsin Gas in that its rates are approved by a third party regulator and are designed to recover its cost of service. Wisconsin Gas believes its current cost-based rates are competitive in the open market

Pipeline companies have been allowed to pass through to local gas distributors various costs incurred in the transition to FERC Order No. 636. The PSCW has authorized the recovery through rates of costs that have been passed through to Wisconsin Gas. Although complete assurance cannot be given, it is believed that any additional future transition costs will also be recoverable from customers.

Environmental Matters
---------------------
Wisconsin Gas has prepared and submitted to the Wisconsin Department of Natural Resources a remedial action options report and recommendation concerning a previously owned site on which Wisconsin Gas operated a manufactured gas plant. Wisconsin Gas started remediation at this site in the first quarter of 1998. Furthermore, Wisconsin Gas will address a second such site during 1998. Wisconsin Gas currently anticipates that the costs incurred in the remediation effort will be recoverable from insurers or through rates and will not have a material adverse effect on the Company's liquidity or results of operations.

The manufacturing segment has provided reserves believed sufficient to cover its estimated costs related to contamination associated with its manufacturing facilities.

For additional disclosure regarding environmental matters, see Note 8 of Notes to Consolidated Financial Statements.

Year 2000 Date Conversion
-------------------------
The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Potential software failures due to processing errors arising from calculations using the Year 2000 date are a risk. The Company is in the process of addressing this risk to the availability, reliability and integrity of financial and operational systems. The Company has established processes for evaluating and managing the risks and costs associated with this problem. The computing portfolio was identified and an initial assessment has been completed. The cost for the Company of achieving Year 2000 compliance is estimated to be approximately $5 million over the cost of normal software upgrades and replacements through fiscal 1999. As of December 31, 1997, nearly $2 million has been incurred to achieve Year 2000 compliance.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of WICOR, Inc.:

We have audited the accompanying consolidated balance sheets and statements of capitalization of WICOR, Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, common equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of WICOR, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WICOR, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Milwaukee, Wisconsin,
January 26, 1998.

                                       WICOR, INC.
                           Consolidated Statements of Earnings

thousands of dollars,
 except per share amounts                      Years Ended December 31,
                                         ----------------------------------------
                                             1997          1996          1995
                                         ------------  ------------  ------------
Operating Revenues
Energy                                   $   596,262   $   602,685   $   522,840
Manufacturing                                424,779       409,916       337,754
                                         ------------  ------------  ------------
                                           1,021,041     1,012,601       860,594
                                         ------------  ------------  ------------
Operating Costs and Expenses
Cost of gas sold                             394,101       393,681       322,198
Manufacturing cost of sales                  307,160       297,053       245,688
Operations and maintenance                   182,976       187,557       174,515
Depreciation and amortization                 33,173        34,355        29,696
Taxes, other than income taxes                 9,602         9,244         9,421
                                         ------------  ------------  ------------
                                             927,012       921,890       781,518
                                         ------------  ------------  ------------
Operating Income                              94,029        90,711        79,076
                                         ------------  ------------  ------------
Interest expense                             (17,404)      (18,349)      (19,299)
Other income and expenses                      1,222         1,114         2,438
                                         ------------  ------------  ------------
Income Before Income Taxes                    77,847        73,476        62,215
Income taxes                                  28,324        26,705        22,688
                                         ------------  ------------  ------------
Net Earnings                             $    49,523   $    46,771   $    39,527
                                         ============  ============  ============

Per Share of Common Stock
-------------------------
Basic earnings                           $      2.68   $      2.55   $      2.32
Diluted earnings                         $      2.66   $      2.53   $      2.31
Cash dividends paid                      $      1.70   $      1.66   $      1.62
Average common shares
    outstanding (thousands)                   18,475        18,365        17,020

The accompanying notes are an integral part of these statements.

                                    WICOR, INC.
                       Quarterly Financial Data (unaudited)

Because seasonal factors significantly affect the Company's operations (particularly at Wisconsin Gas), the following data may not be comparable between quarters:

thousands of dollars,
 except per share amounts
                          Quarters:     First       Second      Third     Fourth(b)
                                      ----------  ----------  ----------  ----------
1997
----
Operating revenues                    $ 349,065   $ 221,605   $ 173,342   $ 277,029
Operating income                      $  48,879   $  14,427   $     612   $  30,111
Earnings available for common stock   $  27,908   $   6,315   $  (2,071)  $  17,371
Basic earnings (loss)
     per common share (a)             $    1.52   $    0.34   $   (0.11)  $    0.93
Diluted earnings (loss)
     per common share (a)             $    1.51   $    0.34   $   (0.11)  $    0.93
1996
----
Operating revenues                    $ 328,747   $ 227,600   $ 175,139   $ 281,115
Operating income (loss)               $  54,943   $  13,300   $  (3,416)  $  25,884
Earnings available for common stock   $  30,949   $   5,652   $  (4,478)  $  14,648
Basic earnings (loss)
     per common share (a)             $    1.69   $    0.31   $   (0.24)  $    0.80
Diluted earnings (loss)
     per common share (a)             $    1.68   $    0.31   $   (0.24)  $    0.79


(a)	Quarterly earnings per share may not total to the amounts reported for the year since the computation is based on weighted average common shares outstanding during each quarter.

(b)	The fourth quarter of 1996 includes the effects of charges relating to the settlement of a product liability lawsuit and the consolidation of two Wisconsin manufacturing plants. These charges decreased consolidated net income by $1.2 million or $0.07 per share.

                                 WICOR, INC.
                         Consolidated Balance Sheets

thousands of dollars                                December 31,
                                             --------------------------
                                                 1997          1996
                                             ------------  ------------
ASSETS
Current Assets
Cash and cash equivalents                    $    11,810   $    18,784
Accounts receivable, less allowance
  for doubtful accounts of $15,364
  and $14,429, respectively                      164,243       150,076
Accrued revenues                                  44,842        59,794
Manufacturing inventories                         83,431        72,316
Gas in storage                                    41,887        33,463
Deferred income taxes                             21,531        21,706
Prepayments and other                             16,924        16,566
                                             ------------  ------------
                                                 384,668       372,705
                                             ------------  ------------
Property, Plant and Equipment, at cost
Energy                                           801,523       786,643
Manufacturing                                    141,610       132,342
                                             ------------  ------------
                                                 943,133       918,985
                                             ------------  ------------
Less:
  Accumulated depreciation and amortization      497,239       477,577
                                             ------------  ------------
                                                 445,894       441,408
                                             ------------  ------------
Deferred Charges and Other
Regulatory assets                                 53,910        83,465
Goodwill                                          65,953        61,366
Prepaid pension costs                             42,753        36,869
Systems development costs                         17,424        23,052
Other                                             20,730        18,491
                                             ------------  ------------
                                                 200,770       223,243
                                             ------------  ------------
                                             $ 1,031,332   $ 1,037,356
                                             ============  ============

The accompanying notes are an integral part of these statements.

                                 WICOR, INC.
                         Consolidated Balance Sheets

thousands of dollars                                December 31,
                                             --------------------------
                                                 1997          1996
                                             ------------  ------------
Liabilities and Capitalization
Current Liabilities
Short-term borrowings                        $   118,900   $   114,810
Accounts payable                                  75,034        98,951
Current portion of long-term debt                 43,926         4,061
Refundable gas costs                              24,776        31,545
Accrued payroll and benefits                      17,573        17,246
Accrued taxes                                      9,684         1,260
Other                                             19,999        21,464
                                             ------------  ------------
                                                 309,892       289,337
                                             ------------  ------------
Deferred Credits and Other Liabilities
Postretirement benefit obligation                 64,323        66,391
Regulatory liabilities                            36,533        43,406
Deferred income taxes                             43,975        39,668
Accrued environmental remediation costs           12,084        36,222
Unamortized investment tax credit                  6,808         7,265
Other                                             18,987        19,399
                                             ------------  ------------
                                                 182,710       212,351
Commitments and Contingencies (Note 8)
Capitalization (See accompanying statement)
Long-term debt                                   149,110       169,169
Redeemable preferred stock                             -             -
Common equity                                    389,620       366,499
                                             ------------  ------------
                                                 538,730       535,668
                                             ------------  ------------
                                             $ 1,031,332   $ 1,037,356
                                             ============  ============

The accompanying notes are an integral part of these statements.

                                    WICOR, INC.
                        Consolidated Statements of Cash Flows

thousands of dollars                              Years Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Operations
Net earnings                                 $  49,523   $  46,771   $  39,527
Adjustments to reconcile net earnings to
  net cash flow from operating activities:
    Depreciation and amortization               53,740      54,871      48,477
    Deferred income taxes                        4,530      (1,103)     (6,436)
    Changes in:
      Accounts receivable                        2,046     (28,641)    (33,298)
      Manufacturing inventories                 (7,463)     (3,590)     (1,931)
      Gas in storage                            (8,424)     (9,512)     14,121
      Other current assets                        (464)     (1,167)      3,545
      Accounts payable                         (25,975)     32,520      (4,652)
      Refundable gas costs                      (6,769)     (2,802)     16,289
      Accrued taxes                              8,561      (6,028)     (7,839)
      Other current liabilities                 (1,502)      4,225       2,939
      Other noncurrent asset and liabilities   (18,479)    (10,128)       (824)
                                             ----------  ----------  ----------
   Cash provided by operating activities        49,324      75,416      69,918
                                             ----------  ----------  ----------
Investment Activities
---------------------
Capital expenditures                           (51,572)    (51,744)    (56,241)
Proceeds from sale of assets                     3,362       1,249       5,099
Acquisitions                                    (2,065)         22     (58,256)
Other, net                                         293         285         365
                                             ----------  ----------  ----------
   Cash used in investing activities           (49,982)    (50,188)   (109,033)
                                             ----------  ----------  ----------
Financing Activities
--------------------
Change in short-term borrowings                  6,115        (969)      4,059
Issuance of long-term debt                      27,000      10,045      65,000
Reduction of long-term debt                    (11,157)     (9,194)    (57,700)
Issuance of common stock                         2,684       3,345      40,285
Dividends paid on common stock                 (31,397)    (30,485)    (27,454)
Other                                              439         434         167
                                             ----------  ----------  ----------
   Cash (used in) provided
     by financing activities                    (6,316)    (26,824)     24,357
                                             ----------  ----------  ----------
Change in Cash and Cash Equivalents             (6,974)     (1,596)    (14,758)
Cash and cash equivalents
  at beginning of year                          18,784      20,380      35,138
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year     $  11,810   $  18,784   $  20,380
                                             ==========  ==========  ==========

The accompanying notes are an integral part of these statements.

                                              WICOR, INC.
                               Consolidated Statements of Capitalization

thousands of dollars                                 December 31,
                                                ----------------------
                                                   1997        1996
                                                ----------  ----------
Long-Term Debt
Wisconsin Gas:
  First mortgage bonds
    Adjustable rate series, 8.1%
      and 7.2%, respectively, due 1999          $   2,000   $   4,000
    7-1/2% Notes due 1998                               -      40,000
    6.6% Notes due 2013                            45,000      45,000
    6-3/8% Notes due 2005                          65,000      65,000
WICOR Industries, Inc.:
    Commercial paper under
      multi-year credit agreements                 27,000       3,000
    Securities loan agreement,11-3/4% due semi-
      annually through 2000 (includes unamor-
      tized bond premium of $814 and $1,078,
      respectively)                                 6,750       7,014
    First mortgage notes, adjustable rate, 4.4%
      to 4.6%, due semi-annually through 2000         266         633
    Industrial revenue bonds, 7.84%,
       payable through 2000                           830       1,320
Capital lease obligations and other                     -         342
Unamortized (discount), net                        (1,343)     (1,547)
ESOP loan guarantee                                 3,607       4,407
                                                ----------  ----------
                                                  149,110     169,169
                                                ----------  ----------
Redeemable Preferred Stock
WICOR:
  $1.00 par value; authorized 1,500,000 shares          -           -
Wisconsin Gas:
  Without par value, cumulative;
    authorized 1,500,000 shares                         -           -
                                                ----------  ----------
                                                        -           -
                                                ----------  ----------
Common Equity
  Common stock, $1.00 par value, authorized
    60,000,000 shares; outstanding 18,601,000
    and 18,407,000 shares, respectively            18,601      18,407
  Other paid-in capital                           232,702     224,041
  Retained earnings                               147,903     129,777
  Accumulated other comprehensive income           (5,377)       (604)
  Unearned compensation -
    ESOP and restricted stock                      (4,209)     (5,122)
                                                ----------  ----------
                                                  389,620     366,499
                                                ----------  ----------
Total Capitalization                            $ 538,730   $ 535,668
                                                ==========  ==========

The accompanying notes are an integral part of these statements.

                                            WICOR, INC.
                           Consolidated Statements of Common Equity

                                                                               Accumulated
                                                                                 Unearned
                                          Other                    Other       Compensation-
                               Common    Paid-in    Retained   Comprehensive     ESOP and
thousands of dollars            Stock    Capital    Earnings      Income     Restricted Stock
                              --------- --------- ------------ ------------- ----------------
Balance December 31, 1994     $ 16,918  $180,000  $   101,418  $     (1,550) $        (6,868)
Net earnings                         -         -       39,527             -                -
Other comprehensive income:
  Translation/minimum pension
    liability adjustments            -         -            -           (43)               -
                              --------- --------- ------------ ------------- ----------------
Comprehensive income                 -         -       39,527           (43)               -
                              --------- --------- ------------ ------------- ----------------
Issued in connection with
  underwritten public offering   1,265    37,684            -             -                -
Issued in connection with
  dividend reinvestment,
  customer stock purchase,
  employ benefit plans/other        54     1,449            -             -                -
Dividends on common stock            -         -      (27,454)            -                -
ESOP loan payments                   -         -            -             -            1,055
Amortization and forfeiture
  of restricted stock                -         -            -             -              218
                              --------- --------- ------------ ------------- ----------------
Balance December 31, 1995       18,237   219,133      113,491        (1,593)          (5,595)
                              --------- --------- ------------ ------------- ----------------
Net earnings                         -         -       46,771             -                -
Other comprehensive income:
  Translation/minimum pension
    liability adjustments            -         -            -           989                -
                              --------- --------- ------------ ------------- ----------------
Comprehensive income                 -         -       46,771           989                -
                              --------- --------- ------------ ------------- ----------------
Issued in connection with
  dividend reinvestment,
  customer stock purchase,
  employee benefit plans/other     170     4,908            -             -                -
Dividends on common stock            -         -      (30,485)            -                -
ESOP loan payments                   -         -            -             -              908
Issuance of restricted stock         -         -            -             -           (1,208)
Amortization and forfeiture
  of restricted stock                -         -            -             -              773
                              --------- --------- ------------ ------------- ----------------
Balance December 31, 1996       18,407   224,041      129,777          (604)          (5,122)
                              --------- --------- ------------ ------------- ----------------
Net earnings                         -         -       49,523             -                -
Other comprehensive income:
  Translation/minimum pension
    liability adjustments            -         -            -        (4,773)               -
                              --------- --------- ------------ ------------- ----------------
Comprehensive income                 -         -       49,523        (4,773)               -
                              --------- --------- ------------ ------------- ----------------
Issued in connection with
  dividend reinvestment,
  customer stock purchase,
  employee benefit plans/other     194     8,661            -             -                -
Dividends on common stock            -         -      (31,397)            -                -
ESOP loan payments                   -         -            -             -              800
Issuance of restricted stock         -         -            -             -             (145)
Amortization and forfeiture
  of restricted stock                -         -            -             -              258
                              --------- --------- ------------ ------------- ----------------
Balance December 31, 1997     $ 18,601  $232,702  $   147,903  $     (5,377) $        (4,209)
                              ========= ========= ============ ============= ================

The accompanying notes are an integral part of these statements.

                    Notes to Consolidated Financial Statements
                    -------------------------------------------

Note 1 Accounting Policies
--------------------------
A - Principles of consolidation The consolidated financial statements include the accounts of WICOR, Inc., and its wholly-owned subsidiaries: Wisconsin Gas, WESCO, FieldTech and WICOR Industries, Inc. (WICOR Industries), an intermediate holding company for various manufacturing subsidiaries. Intercompany transactions and accounts are eliminated in consolidation.

B - Business The Company is a diversified holding company with two principal business groups: energy services and pump manufacturing. Energy services consists primarily of natural gas distribution through Wisconsin Gas, the oldest and largest natural gas distribution utility in Wisconsin. Wisconsin Gas is subject to regulation by the PSCW and gives recognition to ratemaking policies substantially in accordance with the FERC System of Accounts. At December 31, 1997, Wisconsin Gas served approximately 521,000 customers in 521 communities. The Energy Group accounted for 58% and 63% of the Company's 1997 operating revenues and operating income, respectively. Through its subsidiary, WICOR Industries, the Company engages in the manufacture and sale of pumps and processing equipment used to pump, control, transfer, hold and filter water and other fluids. The Company's products are used primarily in water system, pool and spa, agriculture, RV/marine and beverage/food service applications. The Company markets its manufactured products in over 100 countries.

C - Gas distribution revenues and purchased gas costs Utility billings are rendered on a cycle basis. Revenues include estimated amounts accrued for service provided but not yet billed.

Wisconsin Gas's rate schedules contain PGA provisions which permit the recovery of actual purchased gas costs incurred. The difference between actual gas costs incurred and costs recovered through rates is deferred as a current asset or liability. Subject to the sharing mechanism discussed below, the deferred balance is returned to or recovered from customers at intervals throughout the year and any residual balance at the annual October 31 reconciliation date is subsequently refunded to or recovered from customers.

The PSCW is currently permitting Wisconsin Gas to recover pipeline supplier take-or-pay settlement costs, allocating a portion of the direct-billed costs to each customer class, including transportation customers.

In October 1997, the PSCW approved Wisconsin Gas's proposed GCIM which became effective November 1, 1997. The GCIM establishes a reference for the cost of gas, including pipeline capacity and storage costs. The reference price is based on a current month index of prices from the supply basins where the gas is purchased. If the actual costs deviate from the reference by more than 1-1/2% but less than 4%, Wisconsin Gas and its customers share equally in the amount within the band. If actual costs deviate from the reference cost by more than plus or minus 4%, Wisconsin Gas customers bear all the costs above 4% and receive all the benefits of the costs below 4%.

D - Income taxes The Company files a consolidated Federal income tax return and allocates Federal current tax expense or credits to each domestic subsidiary based on its respective separate tax computation.

For Wisconsin Gas, investment tax credits are a deferred credit on the balance sheet and are amortized to income over the applicable service lives of the related properties consistent with regulatory treatment.

E - Basic earnings per common share Basic earnings per common share is based on the weighted average number of shares outstanding during the period.

F - Inventories

Energy - Substantially all gas in storage inventory in 1997 and 1996 were priced using the weighted average method of accounting.

Manufacturing - Approximately 57% and 55% of manufacturing inventories, in 1997 and 1996, respectively, are priced using the last-in, first-out (LIFO) method (not in excess of market), with the remaining inventories priced using the first-in, first-out (FIFO) method. If the FIFO method had been used exclusively, manufacturing inventories would have been $7.9 million and $8.5 million higher at December 31, 1997 and 1996, respectively.

G - Plant and depreciation Gas distribution property, plant and equipment is stated at original cost, including overhead allocations. Upon ordinary retirement of utility plant assets, original cost plus cost of removal, net of salvage, is charged to accumulated depreciation, and no gain or loss is recognized.

The depreciation of Wisconsin Gas's assets is computed using straight-line rates over estimated useful lives and considers estimated removal costs and salvage value. These rates have been consistently used for ratemaking purposes. The composite rates were 4.3%, 4.5% and 4.2% for 1997, 1996 and 1995, respectively.

Depreciation of manufacturing property is calculated under the straight-line method over the estimated useful lives of the assets (3 to 10 years for equipment and 30 years for buildings) and is primarily included in cost of sales.

H - Regulatory accounting Wisconsin Gas accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses in the periods when those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities).

The amounts recorded as regulatory assets and regulatory liabilities in the Consolidated Balance Sheet at December 31, are as follows:

thousands of Dollars                              1997        1996
                                               ----------  ----------
Regulatory assets:
Postretirement benefit costs (Note 10)         $  39,498   $  42,275
Deferred uncollectible expenses                   11,056      10,152
Income tax-related amounts due
  from customers                                   2,648       3,003
Deferred environmental costs                          76      23,025
Other                                                632       5,010
                                               ----------  ----------
                                               $  53,910   $  83,465
                                               ==========  ==========
Regulatory liabilities:
Income tax-related amounts due to customers    $  19,725   $  21,369
Unrecognized pension income (Note 10)             13,780      16,631
Other                                              3,028       5,406
                                               ----------  ----------
                                               $  36,533   $  43,406
                                               ==========  ==========

In the fourth quarter of 1997, the Company completed a comprehensive review of its environmental clean-up liability which ultimately resulted in a reduction of the liability to $12 million as of December 31, 1997. The regulatory asset previously recorded was also adjusted to reflect the results of this review. (See Note 8 for a more detailed description of this matter.)

Wisconsin Gas is precluded from discontinuing service to residential customers within its service area during the heating season. Any differences between doubtful account provisions based on actual experience and provisions allowed for ratemaking purposes by the PSCW are deferred for later recovery in rates as a cost of service. The most recent PSCW rate order provides for a $13.9 million allowable annual provision for doubtful accounts, including amortization of prior deferred amounts. In the fourth quarter of 1996, the PSCW approved a one-time charge of $3.0 million relating to uncollectible accounts receivable expense. See Notes 8 and 10 for discussion of additional regulatory assets.

I - Cash flows Cash equivalents consist of highly liquid investments which are readily convertible into cash and have maturities of three months or less. Due to the short maturity of these instruments, market value approximates cost.

Beginning in 1995, the Company, through an agent, purchased common stock for shareholders who elected to reinvest their dividends in common stock.

For purposes of the Consolidated Statements of Cash Flows, income taxes paid (net of refunds) and interest paid (net of capitalized amounts) were as follows for each of the years ended December 31:

thousands of Dollars                   1997        1996        1995
                                    ----------  ----------  ----------
Income taxes paid                   $  17,315   $  34,669   $  27,801
Interest paid                       $  16,352   $  16,824   $  18,855

J - Derivative financial instruments The Company has a limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. Foreign exchange futures and forward contracts are used to hedge foreign exchange exposure resulting from international purchases or sales of products. Gains and losses from open contracts are deferred until recognized as part of the purchase transaction. Such gains and losses included in net income in the Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995 were not material. The Energy Group purchased derivatives in 1997 and 1996 to hedge a portion of inventory and gas costs to be purchased for resale. The cost of the options and gains or losses realized do not affect income since they are recovered dollar for dollar under the purchased gas adjustment clause and are not subject to the GCIM sharing mechanism.

During 1997, WICOR entered into a three-year weather insurance agreement to hedge a portion of the impact weather has on Energy Group earnings. Under this agreement, a payment will be made or received if the heating degree days from December 1, 1997 to March 31, 1998 fall outside a specific range. The payment is limited to a maximum of $2.0 million per year. The counterparty has the option to extend this agreement for the following two heating seasons with substantially the same terms. At December 31, 1997, the fair value of this agreement was not significant.

K - Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

L - Reclassifications Certain prior year financial statement amounts have been reclassified to conform to their current year presentation.

Note 2 New Accounting Standards
-------------------------------
During 1997, the Financial Accounting Standards Board issued two new accounting standards effective in fiscal year 1997. SFAS No. 128, "Earnings Per Share," establishes standards for computing and presenting earnings per share. The Company has adopted the requirements of SFAS No. 128 for the current year and all prior periods in the Consolidated Statements of Income and Selected Financial Data. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and displaying of comprehensive income and its components. The Company has reported comprehensive income in the Consolidated Statements of Common Equity.

American Institute of Certified Public Accountants Statement of Position No. 96-1, "Environmental Remediation Liabilities," establishes specific criteria for the recognition and measurement of environmental remediation liabilities. The adoption of the statement in 1997 did not have a significant effect on the Company's financial condition or results of operation.

Note 3 Mergers and Acquisitions
-------------------------------
During fiscal 1997, WICOR and its subsidiaries consummated four acquisitions. The aggregate purchase price was approximately $10 million and was financed using cash and by issuing 127,838 shares of the Company's common stock. Three of the acquisitions were pump, fluid processing and filtration equipment companies. The fourth acquisition was a contract meter reading and meter installation company. Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired companies were included in the consolidated financial statements from their respective acquisition dates. The excess of the purchase price over the estimated fair value of net assets acquired amounted to approximately $7 million, which has been recorded as goodwill and is being amortized over 40 years.

On July 19, 1995, the Company completed the acquisition of Hypro Corporation (Hypro) for $58 million in cash and the assumption of operating liabilities totaling $13.3 million. Hypro designs, manufactures and markets pumps and water processing equipment for the agricultural, high-pressure cleaning, marine, industrial and fire protection markets. The acquisition was accounted for as a purchase and the results of operations of Hypro have been included in the consolidated financial statements commencing July 19, 1995. The purchase price was allocated to the net assets based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of net assets acquired amounted to approximately $58 million, which has been recorded as goodwill and is being amortized over 40 years on a straight-line basis.

Note 4 Income Taxes
-------------------
The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                            Year ended December 31,
                              ---------------------------------------------------
                                   1997              1996              1995
thousands of dollars          ---------------   ---------------   ---------------
Statutory U.S. tax rates      $27,327   35.0%   $25,717   35.0%   $21,775   35.0%
State income taxes, net         3,383    4.3      3,818    5.2      3,235    5.2
Excess of foreign (benefit)
  provision over U.S.
  statutory tax rate             (280)  (0.4)      (229)  (0.3)       378    0.6
Investment credit restored       (451)  (0.6)      (453)  (0.6)      (457)  (0.7)
Amortization of excess
  deferred taxes                 (630)  (0.8)      (556)  (0.8)      (507)  (0.8)
Adjustment of prior year's
  estimated liability            (401)  (0.5)      (578)  (0.8)      (361)  (0.6)
Other, net                       (624)  (0.7)    (1,014)  (1.4)    (1,375)  (2.2)
                              ---------------   ---------------   ---------------
Effective Tax Rates           $28,324   36.3%   $26,705   36.3%   $22,688   36.5%
                              ===============   ===============   ===============

The components of deferred income tax classified as current assets and long-term liabilities at December 31, are as follows:

thousands of Dollars                             1997        1996
                                              ----------  ----------
Current deferred income tax assets
Recoverable gas costs                         $   9,712   $  12,658
Deferred compensation                             3,407       2,968
Inventory                                         2,421       1,078
Product related/warranty                          1,254       1,691
Other                                             4,737       3,311
                                              $  21,531   $  21,706
Long-term deferred income tax liabilities
Property related                              $  48,905   $  46,867
Systems development costs                         6,993       9,252
Investment tax credit                            (4,503)     (4,806)
Postretirement benefits                          (9,217)     (8,914)
Deferred compensation                            (4,042)     (3,734)
Pension benefits                                 11,033       8,118
Environmental                                    (4,819)     (5,677)
Other                                              (375)     (1,438)
                                              ----------  ----------
                                              $  43,975   $  39,668
                                              ==========  ==========

The current and deferred components of income tax expense (benefit) for each of the years ended December 31, are as follows:

thousands of Dollars                         1997        1996        1995
                                          ----------  ----------  ----------
Current
  Federal                                 $  19,229   $  23,479   $  25,728
  State                                       4,146       6,022       6,641
  Foreign                                       808         752       1,256
                                          ----------  ----------  ----------
     Total Current                           24,183      30,253      33,625
                                          ----------  ----------  ----------
Deferred
  Federal                                     1,836      (2,610)    (10,275)
  State                                         926        (264)     (1,816)
  Foreign                                     1,379        (674)      1,154
                                          ----------  ----------  ----------
     Total Deferred                           4,141      (3,548)    (10,937)
                                          ----------  ----------  ----------
Total Provision                           $  28,324   $  26,705   $  22,688
                                          ==========  ==========  ==========

Note 5 Short-term Borrowings and Lines of Credit
------------------------------------------------
As of December 31, 1997 and 1996, the Company had total unsecured lines of credit available from banks of $240.0 million and $230.5 million, respectively. These borrowing arrangements may require the maintenance of average compensating balances, which are generally satisfied by balances maintained for normal business operations, and may be withdrawn at any time.

During the third quarter of 1997, the Company, and certain subsidiaries, renegotiated their existing revolving credit facilities and subsequently refinanced the remaining outstanding principal balance (approximately $27 million) of the credit facility entered into in connection with the July 1995 acquisition of Hypro. This amount is included as long-term debt on the Consolidated Balance Sheet. Respective covenants under the new five-year $115 million credit facilities, which expire in August, 2002, include leverage and interest coverage ratios.

thousands of Dollars                        1997        1996
                                         ----------  ----------
Notes payable to banks
  U.S. subsidiaries                      $       -   $  27,000
  Non-U.S. subsidiaries                     20,668      19,210
Commercial paper - U.S.                     98,232      68,600
                                         ----------  ----------
                                         $ 118,900   $ 114,810
                                         ==========  ==========

Weighted average interest rates on debt outstanding at end of year:

thousands of Dollars                        1997        1996
                                         ----------  ----------
Notes payable to banks
  U.S. subsidiaries                              -         5.8%
  Non-U.S. subsidiaries                        5.8%        7.2%
Commercial paper - U.S.                        5.8%        5.7%
Highest month-end balance                $ 118,900   $ 114,810
Average month-end balance                $  79,701   $  69,915

Note 6 Long-term Debt
---------------------
In November 1995, Wisconsin Gas issued $65 million of 6-3/8% Notes due in 2005. A portion of the proceeds were used to redeem $50 million of 9-1/8% Notes due in 1997. Maturities and sinking fund requirements during the succeeding five years on all long-term debt total $43.9 million, $3.9 million, $7.6 million, $0.8 million and $27.8 million in 1998, 1999, 2000, 2001 and
2002, respectively.

Note 7 Restrictions
-------------------
A November 1993 rate order issued by the PSCW sets a 13-month average equity range of 43% to 50% for Wisconsin Gas and also requires Wisconsin Gas to request PSCW approval prior to the payment of dividends on its common stock to WICOR if the payment would reduce its common equity (net assets) below 43% of total capitalization (including short-term debt). Under this requirement, $41.8 million of Wisconsin Gas's net assets at December 31, 1997, plus future earnings, were available for such dividends without PSCW approval. In addition, the PSCW must also approve any dividends in excess of $16 million for any 12 month period beginning November 1 if such dividends would reduce Wisconsin Gas's 13-month average equity below 48.43% of its total capitalization. Wisconsin Gas paid $5.5 million in dividends in November 1997 and expects to pay $23.5 million in dividends for the 12 months ending October 1998. At December 31, 1997, Wisconsin Gas's equity was 53.3%.

Combined restricted common equity of the Company's subsidiaries totaled $262.4 million under the most restrictive provisions as of December 31, 1997; accordingly, $127.3 million of consolidated retained earnings is available for payment of dividends.

Historically, the PSCW has imposed restrictions on public utility holding companies, including WICOR, relating to future nonutility investments. Under current restrictions, Wisconsin Gas should remain WICOR's predominant business, generally as measured by equity. Under these restrictions, the amount allowable for future nonutility equity investment at December 31, 1997, was $45.7 million. Also, nonutility subsidiaries can borrow additional amounts for acquisitions; however, if debt for the combined nonutility entities exceeds 40% of total capitalization for these entities, further PSCW actions may be necessary. Debt was 32% of total capitalization for the nonutility entities at December 31, 1997.

Note 8 Commitments and Contingencies
------------------------------------
A - Gas supply Wisconsin Gas has agreements for firm pipeline and storage capacity that expire at various dates through 2008. The aggregate amount of required payments under such agreements totals approximately $640 million, with annual required payments of $110 million in 1998 and 1999, $106 million in 2000, $101 million in 2001 and $97 million in 2002. Wisconsin Gas's total payments for firm pipeline and storage capacity prior to recovery from sales of excess capacity were $126.6 million in 1997, $129.6 million in 1996 and $128.1 million in 1995. The purchased gas adjustment provisions of Wisconsin Gas's rate schedules permit the recovery of gas costs from its customers subject to the GCIM sharing mechanism. FERC Order No. 636 permits pipeline suppliers to pass through to Wisconsin Gas any prudently incurred transition costs, such as unrecovered gas costs, gas supply realignment costs and stranded investment costs. Wisconsin Gas estimates its portion of such costs from all of its pipeline suppliers would approximate $4.2 million at December 31, 1997, based upon prior filings with FERC by the pipeline suppliers. The pipeline suppliers will continue to file quarterly with the FERC for recovery of actual costs incurred.

The FERC has allowed ANR Pipeline Company (ANR) to recover capacity and "above market" supply costs associated with quantities purchased from Dakota Gasification Company (Dakota) under a long-term contract expiring in year 2009. Consistent with guidelines set forth in Order No. 636, ANR has allocated 90% of Dakota costs to firm transportation service. Based on its contracted quantities with ANR, Wisconsin Gas is currently paying approximately $100,000 per month of Dakota costs. Transmission costs billed to Wisconsin Gas are being recovered from customers under the purchased gas provisions within its rate schedules.

B - Capital expenditures Certain commitments have been made in connection with 1998 capital expenditures. The Energy Group's capital expenditures for 1998 are estimated at $45 million. The Manufacturing Group's capital expenditures for 1998 are estimated at $16 million.

C - Environmental matters Wisconsin Gas has identified two previously owned sites on which it operated manufactured gas plants. Such plants ceased operations prior to the mid-1950's. Wisconsin Gas completed a comprehensive review of its potential environmental liabilities stemming from these two former manufactured gas plant sites. Significant technological developments, lower unit costs and the recognition of the "brown fields" concept by regulatory agencies have all resulted in a reduction in 1997 in the estimate of the probable liability for cleanup to $12 million. This cleanup estimate considered a number of factors, including the estimated extent and volume of contaminated soil and/or groundwater and is based on current undiscounted costs. In addition, management believes it is possible, but not likely, that approximately $5 million in additional remediation costs may be incurred. Expenditures over the next three years are expected to total approximately $8 million. These new estimates have been reflected in the Consolidated Balance Sheet as of December 31, 1997.

The cleanup estimate discussed above includes the costs of feasibility studies, data collection, soil and groundwater remediation activities and ongoing monitoring activities through 2017. Environmental remediation work for one of the sites was commenced in the first quarter of 1998 and will continue through 1999. It is reasonably possible that, due to uncertainties associated with defining the nature and extent of environmental contamination, application of laws and regulations by regulatory authorities and changes in remediation technology, the ultimate cost of remediation could change in the future. The Company periodically reviews its accrued liabilities for such remediation costs as evidence becomes available indicating that its remediation liability has changed.

Due to anticipated regulatory treatment, changes in the recorded liability do not immediately impact net income. Under the current ratemaking treatment approved by the PSCW, the costs expended in the environmental remediation of these sites, net of any insurance proceeds, would be deferred and recovered from gas customers.

The Company's manufacturing subsidiaries are involved in various environmental matters, including matters in which the subsidiaries or alleged predecessors have been named as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). The Company has established accruals for all environmental contingencies of which management is currently aware in accordance with generally accepted accounting principles.

In establishing these accruals, management considered (a) reports of environmental consultants retained by the Company, (b) the costs incurred to date by the Company at sites where clean-up is presently ongoing and the estimated costs to complete the necessary remediation work remaining at such sites, (c) the financial solvency, where appropriate, of other parties that are responsible for effecting remediation at specified sites, and (d) the experience of other parties that have been involved in the remediation of comparable sites. The accruals recorded by the Company with respect to environmental matters have not been reduced by potential insurance or other recoveries and are not discounted. Although the Company has and will continue to pursue such claims against insurance carriers and other responsible parties, future potential recoveries remain uncertain and, therefore, have not been recorded as a reduction to the estimated gross environmental liabilities. Based on the foregoing and given current information, management believes that future costs in excess of the amounts accrued on all presently known and quantifiable manufacturing-related environmental contingencies will not be material to the Company's financial position or results of operations.

D - Other The Company is party to various legal proceedings arising in the ordinary course of business which are not expected to have a material effect on the Company's financial position or results of operations.

Note 9 Common Stock and Other Paid-in Capital
---------------------------------------------
The Company's articles of incorporation authorize 60,000,000 shares of common stock, of which 18,600,632 shares and 18,407,286 shares were outstanding at December 31, 1997 and 1996, respectively. In December 1995, the Company sold in a public offering 1,265,000 shares of its common stock which generated net proceeds of approximately $38.9 million. The proceeds were used to pay a portion of the debt incurred for the acquisition of Hypro. Common stock totaling 3,469,604 shares is reserved for issuance under the Company's dividend reinvestment, stock option and incentive savings plans. In addition 22,700,217 shares are reserved pursuant to the Company's shareholder rights plan.

Under certain circumstances, each right entitles the shareholder to purchase one common share at an exercise price of $75, subject to adjustment. The rights are not exercisable until 10 business days after a person or group announces a tender offer or exchange offer which would result in their acquiring ownership of 20% or more of the Company's outstanding common stock, or after a person or group acquires at least 20% of the Company's outstanding common shares. Under certain circumstances, including the existence of a 20% acquiring party, each holder of a right, other than the acquiring party, will have the right to purchase at the exercise price WICOR common stock having a value of two times the exercise price. If, after 20% or more of the outstanding shares of WICOR common stock is acquired by a person or group and the Company is then acquired by that person or group, rights holders would be entitled to purchase shares of common stock of the acquiring person or group having a market value of two times the exercise price of the rights. The rights do not have any voting rights and may be redeemed at a price of $.01 per right. The rights expire on August 29, 1999.

Note 10 Benefit Plans
---------------------
A - Pension plans The Company's subsidiaries have non-contributory pension plans which cover substantially all their employees and include benefits based on levels of compensation and years of service. Employer contributions and funding policies are consistent with funding requirements of Federal law and regulations. Commencing November 1, 1992, Wisconsin Gas pension costs or credits have been calculated in accordance with SFAS No. 87 and are recoverable from customers. Prior to this date, pension costs were recoverable in rates as funded. The cumulative difference between the amounts funded and the amounts based on SFAS No. 87 through November 1, 1992, is recorded as a regulatory liability and is being amortized as a reduction of pension expense over an eight-year period effective November 1, 1994.

Subsequent to the 1997 measurement date, the Company's Board of Directors approved certain amendments to the plan for non-represented employees of Wisconsin Gas, effective January 1, 1998. Such amendments change the manner in which benefits accrue and the time at which benefits become payable under the non-represented plan. Based on the requirements of SFAS No. 87, the Company will measure Plan assets and liabilities at the January 1, 1998, amendment effective date. The Company expects this interim 1998 measurement will result in an approximate $14 million decrease to the accumulated benefit obligation compared to obligations measured prior to the plan amendment. Based on this interim measurement, the Company expects that the 1998 pension income will increase compared to the 1997 reported amount.

The following table sets forth the funded status of pension plans at December 31, 1997 and 1996.

                                        Assets Exceed        Accumulated Benefits
                                     Accumulated Benefits       Exceed Assets
                                    ----------------------  ----------------------
thousands of dollars                   1997        1996        1997        1996
                                    ----------  ----------  ----------  ----------
Accumulated benefit obligation
  Vested benefits                   $(112,518)  $(102,638)  $  (7,974)  $  (6,419)
  Nonvested benefits                  (18,795)    (17,051)       (631)     (2,242)
                                    ----------  ----------  ----------  ----------
                                     (131,313)   (119,689)     (8,605)     (8,661)
Effect of projected future
  compensation levels                 (39,976)    (35,348)     (1,148)     (1,148)
                                    ----------  ----------  ----------  ----------
Projected benefit obligation         (171,289)   (155,037)     (9,753)     (9,809)
Plan assets at fair value             273,416     231,822         452         503
                                    ----------  ----------  ----------  ----------
Plan assets greater (less) than
  projected benefit obligation        102,127      76,785      (9,301)     (9,306)
Unrecognized net (asset) liability
  at September 30, 1985 being
  recognized over approx. 16 years    (11,515)    (13,269)        568         876
Unrecognized prior service costs        3,677       4,099         223         240
Unrecognized net (gain) loss          (51,536)    (30,746)      2,364       1,557
Additional minimum liab. recorded           -           -      (2,351)     (1,953)
                                    ----------  ----------  ----------  ----------
Prepaid asset (accrued liability)   $  42,753   $  36,869   $  (8,497)  $  (8,586)
                                    ==========  ==========  ==========  ==========

The weighted average discount rate assumptions used in determining the actuarial present value of the projected benefit obligation were 7.25%, 7.75% and 7.5% for 1997, 1996 and 1995, respectively. The expected long-term rate of return on assets was 9.0% for 1997 and 1996 and 8.6% for 1995. The expected long-term rate of compensation growth was 4.5%, 4.8% and 5.3% for 1997, 1996 and 1995, respectively.

Net pension (income) costs for each of the years ended December 31, include the following components:

thousands of Dollars                    1997        1996        1995
                                     ----------  ----------  ----------
Service costs                        $   4,042   $   4,713   $   4,374
Interest costs on projected
     benefit obligations                12,742      12,833      12,830
Actual (gain) on plan assets           (52,404)    (25,338)    (29,107)
Net amortization and deferral           30,864       5,117      10,760
Amortization of regulatory liability    (2,851)     (2,851)     (2,851)
                                     ----------  ----------  ----------
Net pension income                   $  (7,607)  $  (5,526)  $  (3,994)
                                     ==========  ==========  ==========

B - Postretirement health care and life insurance
-------------------------------------------------
In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees when they reach normal retirement age while working for the Company. Wisconsin Gas funds the accrual annually based on the maximum tax deductible amount. Commencing January 1, 1992, Wisconsin Gas postretirement benefit costs have been calculated in accordance with SFAS No. 106 and are recoverable from customers. The cumulative difference between the amounts funded and the amounts based on SFAS No. 106 through January 1, 1992, is recorded as a regulatory asset and is being amortized over a twenty-year period effective January 1, 1992.

Subsequent to the 1997 measurement date, the Company's Board of Directors approved certain amendments to the plan for non-represented employees of Wisconsin Gas, effective January 1, 1998. Such amendments change the manner in which benefits accrue and the time at which benefits become payable under the non-represented plan and impose a limitation on the dollar amount of the employer's share of the cost of covered benefits incurred by a plan participant. The Company expects this interim 1998 measurement will result in an approximate $15 million decrease to the accumulated benefit obligation compared to obligations measured prior to the plan amendment. Based on this interim measurement, the Company expects that the 1998 postretirement benefit cost will decrease compared to the 1997 reported amount

The following table sets forth the plans' funded status, reconciled with amounts recognized in the Company's Statement of Financial Position at December 31, 1997 and 1996, respectively.

Accumulated benefit obligation
thousands of dollars                        1997        1996
                                         ----------  ----------
Retirees                                 $ (56,104)  $ (52,331)
Active employees                           (49,759)    (47,204)
                                         ----------  ----------
Accumulated benefit obligation            (105,863)    (99,535)
Plan assets at fair value                   58,907      46,562
                                         ----------  ----------
Accumulated benefit obligation
     in excess of plan assets              (46,956)    (52,973)
Unrecognized prior service costs           (13,475)    (14,432)
Unrecognized actuarial (loss) gain          (3,892)      1,014
                                         ----------  ----------
Accrued postretirement benefit           $ (64,323)  $ (66,391)
                                         ==========  ==========

Net postretirement health care and life insurance costs for each of the years ended December 31, consisted of the following components:

thousands of Dollars                  1997        1996        1995
                                   ----------  ----------  ----------
Service cost                       $   2,102   $   2,712   $   2,023
Interest cost on projected
     benefit obligation                6,731       7,251       6,694
Actual (gain) on plan assets         (11,356)     (4,695)     (6,185)
Amortization of regulatory asset       2,778       2,778       2,778
Net amortization and deferral          5,627         613       2,531
                                   ----------  ----------  ----------
Net postretirement benefit cost    $   5,882   $   8,659   $   7,841
                                   ==========  ==========  ==========

The postretirement benefit cost components for 1997 were calculated assuming health care cost trend rates ranging up to 11% for 1997 and decreasing to 5% over 5 to 17 years. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $14.6 million and the aggregate of the service and interest cost components of postretirement expense by $1.5 million.

The assumed discount rate used in determining the actuarial present value of the APBO was 7.25% in 1997 and 7.75% in 1996. Plan assets are primarily invested in equities and fixed income securities.

C - Retirement savings plans Certain of the Company's operating subsidiaries maintain various employee savings plans, which provide employees a mechanism to contribute amounts up to 16% of their compensation for the year. Company matching contributions may be made for up to 5% of eligible compensation including 1% for the Employee Stock Ownership Plan (ESOP). Total contributions were valued at $1.8 million in 1997 and 1996 and $1.7 million in 1995

D - Employee stock ownership plan In November 1991, WICOR established an ESOP covering non-union employees of Wisconsin Gas. The ESOP funds employee benefits of up to 1% of compensation with Company common stock distributed through the ESOP. The ESOP used the proceeds from a $10 million, three-year adjustable rate loan (6.2% interest rate at December 31, 1997), guaranteed by the Company, to purchase 431,266 shares of WICOR common stock. The Company has extended the adjustable rate loan, with similar terms, until May 31, 2002. The unpaid balance ($3.6 million) is shown as long-term debt with a like amount of unearned compensation reported as a reduction of common equity on the Company's balance sheet.

The ESOP trustee is repaying the loan with dividends on shares of WICOR common stock in the ESOP and with Wisconsin Gas contributions to the ESOP.

E - Stock option plans and restricted stock The Company has a total of 134 employees participating in one or more of its common stock option plans. All options were granted at prices not less than the fair market value on the date of grant and expire not later than eleven years from the date of grant.

A summary of the Company's stock option plans at December 31, 1997, 1996 and 1995 and changes during the years then ended is as follows:

                              1997               1996              1995
                       -----------------  -----------------  -----------------
                                 Wtd Avg            Wtd Avg            Wtd Avg
                        Shares    Price    Shares    Price    Shares    Price
                       --------- -------  --------- -------  --------- -------
Outstanding at
  January 1             780,149  $ 26.76   745,050  $ 25.01   664,633  $ 24.10
    Granted             269,200  $ 39.50   162,700  $ 33.01   136,400  $ 28.31
    Exercised           (68,691) $ 24.23   (98,270) $ 23.10   (44,299) $ 20.90
    Canceled               (800) $ 31.31   (29,331) $ 29.39   (11,684) $ 27.34
Outstanding at
  December 31           979,858  $ 30.45   780,149  $ 26.76   745,050  $ 25.01
Exercisable-End of Year 623,275  $ 27.08   538,672  $ 24.72   434,980  $ 23.46
Available for future
  grant at year-end     173,990            446,907            607,200

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), became effective for the Company on January 1, 1996. The Company will continue to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. As required by SFAS 123, the Company has determined the pro forma information as if the Company had accounted for stock options granted since January 1, 1995, under the fair value method of SFAS 123. The Black-Scholes option-pricing model was used with the following assumptions for 1997, 1996 and 1995: dividend yields of 4.8%, 5.0% and 5.7%, risk-free interest rates of 5.1%, 5.0% and 5.8%, expected volatility of 15.9%, 16.4% and 16.8%, and an expected option life of 5.64 years for all periods. The weighted average fair value of options granted in 1997, 1996 and 1995 was $4.22, $3.83 and $3.29 per share, respectively. Had compensation cost for the Company's 1997, 1996 and 1995 grants for stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net income and diluted earnings per common share would have been reduced to the pro forma amounts indicated below

                                       1997        1996        1995
                                    ----------  ----------  ----------
Net earnings:
   As reported                      $  49,523   $  46,771   $  39,527
   Pro forma                        $  49,167   $  46,557   $  39,438
Diluted earnings per common share
   As reported                      $    2.66   $    2.53   $    2.31
   Pro forma                        $    2.64   $    2.52   $    2.31

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Under the Company's 1994 Long-Term Performance Plan (1994 Plan), awards covering up to 820,000 shares of common stock may be granted to certain key employees as compensation. The types of awards that may be granted under the 1994 Plan include incentive stock options, nonqualified stock options, stock appreciation rights and restricted stock.

Awards of restricted stock subject to performance vesting criteria have been granted under the 1994 Plan. These awards will vest only if the Company achieves certain financial goals over a three-year performance period beginning in the year of grant. Recipients of restricted stock awards are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and the right to receive dividends thereon. Restricted shares that are forfeited revert to the Company at no cost.

A total of 52,950 restricted shares (net of cancellations) were issued through 1997. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the vesting periods. For both restricted stock and performance option shares, adjustments are made to expense for changes in market value and progress towards achievement of financial goals.

F - Director compensation plan Effective January 1, 1997, the Company converted its director compensation plan into a new Deferred Director Compensation Plan (Director Plan) which provides for the payment of the annual retainer and meeting fees using a combination of hypothetical shares of Company common stock (stock units) and cash. A portion of the annual retainer is now paid using stock units. In addition, a director may elect to defer the cash portion of the retainer or meeting fees, or both. The value of each stock unit is equal to the current market price of the Company's common stock. Retirement benefits for active directors were also converted into stock units as of December 31, 1996. Benefits will be paid in cash and Company common stock, at the option of the holder, over varying periods following termination of service. The Company recognized $0.6 million of compensation expense under the Director Plan in 1997

Note 11 Fair Value of Financial Instruments
-------------------------------------------
The carrying value of cash and cash equivalents, accounts receivable and short-term borrowings approximates fair value due to the short-term maturities of these instruments.

The fair value of the Company's long-term debt is based on the market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company's bond rating and present value of future cash flows.

Because Wisconsin Gas operates in a regulated environment, shareholders probably would not be affected by realization of gains or losses on extinguishment of its outstanding fixed-rate debt. Realized gains would be refunded to and losses would be recovered from customers through gas rates.

The estimated fair value of WICOR's financial instruments at December 31, is as follows:

                                       1997                    1996
                              ----------------------  ----------------------
                               Carrying     Fair       Carrying     Fair
                                Amount      Value       Amount      Value
thousands of dollars          ----------  ----------  ----------  ----------
Cash and cash equivalents     $  11,810   $  11,810   $  18,784   $  18,784
Accounts receivable           $ 164,243   $ 164,243   $ 150,076   $ 150,076
Short-term debt               $ 118,900   $ 118,900   $ 114,810   $ 114,810
Long-term debt                $ 149,110   $ 150,159   $ 169,169   $ 169,962

Note 12 Other Financial Information
-----------------------------------

See page 26 for unaudited quarterly financial data. See Financial Review on page 20 for industry segment data.

Selected Financial Data
thousands of dollars, except per share amounts

                                       1997       1996       1995       1994       1993       1992       1991
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
Consolidated
Operating Data:
Operating revenues (4)              $1,021,041 $1,012,601 $ 860,594  $ 867,755  $ 849,528  $ 747,409  $ 716,767
Net earnings                        $   49,523 $   46,771 $  39,527  $  33,174  $  29,313  $  14,799  $  22,966
Common Stock Data:
Basic earnings per common share (1) $     2.68 $     2.55 $    2.32  $    1.99  $    1.82  $    0.96  $    1.54
Diluted earnings per share (1)      $     2.66 $     2.53 $    2.31  $    1.98  $    1.80  $    0.95  $    1.54
Cash dividends per common share (1) $     1.70 $     1.66 $    1.62  $    1.58  $    1.54  $    1.50  $    1.46
Book value per common share (1)     $    20.95 $    19.91 $   18.84  $   17.14  $   16.47  $   15.60  $   15.84
Balance Sheet Data:
Long-term debt                      $  149,110 $  169,169 $ 174,713  $ 161,669  $ 165,230  $ 164,171  $ 168,366
Redeemable preferred stock                   -          -         -          -          -          -          -
Common equity                          389,620    368,452   345,266    291,468    270,276    245,287    243,453
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Capitalization at year-end        $  538,730 $  537,621 $ 519,979  $ 453,137  $ 435,506  $ 409,458  $ 411,819
                                    ========== ========== ========== ========== ========== ========== ==========
Total assets at year-end (2)        $1,031,332 $1,057,652 $1,008,514 $ 930,708  $ 933,726  $ 825,774  $ 670,250
Other General Data:
Market-to-book ratio at YE (%)             222        179        170       165        191        175        153
Dividend payout ratio (%)(2)(3)           63.4       65.2       69.5      79.6       82.2       96.1       89.0
Yield at year-end (%)                      3.7        4.7        5.1       5.6        5.0        5.6        6.1
Rtrn on ave common equity (%)(2)(3)       13.0       12.9       13.1      11.6       11.2        9.2        9.5
Price/earnings ratio at YE (2)(3)         17.3       14.1       13.9      14.3       17.3       18.5       15.7
Price range                         $ 33 3/8 - $ 30 1/8 - $ 26 5/8 - $25 1/2 -  $25 5/8 -  $22 7/8 -  $18 5/8 -
                                    $ 47 7/8   $ 37 3/4   $ 32 7/8   $ 32 5/8   $ 32 7/8   $ 27 3/8   $ 24 3/8
Registered shareholders at YE (5)     22,312     23,339     27,379      25,017     23,694     22,864     18,503
Cash flow from operations           $   49,324 $ 75,416   $ 69,918   $ 103,551  $   3,401  $  37,012  $  50,413
Capital expenditures                $   51,572 $ 51,744   $ 56,241   $  55,051  $  51,906  $  71,873  $  45,113
Employees at year-end                    3,625    3,475      3,368       3,214      3,222      3,178      3,196
Debt/equity ratio at year-end            28/72    31/69      34/66       36/64      38/62      40/60      41/59

Selected Financial Data
thousands of dollars, except per share amounts

                                       1990       1989       1988       1987
                                    ---------- ---------- ---------- ----------
                                    C>
Consolidated
Operating Data:
Operating revenues (4)              $ 696,023  $ 741,218  $ 780,633  $ 699,418
Net earnings                        $  16,651  $  33,881  $  34,163  $  19,682
Common Stock Data:
Basic earnings per common share (1) $    1.14  $    2.33  $    2.38  $    1.39
Diluted earnings per share (1)      $    1.13  $    2.32  $    2.37  $    1.38
Cash dividends per common share (1) $    1.42  $    1.37  $    1.32  $    1.30
Book value per common share (1)     $   16.12  $   16.83  $   15.82  $   14.68
Balance Sheet Data:
Long-term debt                      $ 130,215  $ 122,639  $ 133,034  $ 127,833
Redeemable preferred stock                  -          -          -      8,000
Common equity                         237,407    244,351    227,080    207,658
                                    ---------- ---------- ---------- ----------
  Capitalization at year-end        $ 367,622  $ 366,990  $ 360,114  $ 343,491
                                    ========== ========== ========== ==========
Total assets at year-end (2)        $ 651,559  $ 620,548  $ 565,967  $ 536,998
Other General Data:
Market-to-book ratio at YE (%)            122        148        123        117
Dividend payout ratio (%)(2)(3)         117.2       55.0       52.0       91.1
Yield at year-end (%)                     7.3        5.6        6.9        7.6
Rtrn on ave common equity (%)(2)(3)       6.8       14.3       15.3        9.3
Price/earnings ratio at YE (2)(3)        17.2       10.7        8.2       12.4
Price range                         $18 1/4 -  $19 3/8 -  $15 5/8 -  $13 3/8 -
                                    $ 25 1/4   $ 25 3/8   $ 20 7/8   $ 21 7/8
Registered shareholders at YE (5)      19,463     20,509     21,611     23,010
Cash flow from operations           $  10,022  $  94,623  $  73,526  $  41,237
Capital expenditures                $  37,529  $  40,944  $  48,295  $  34,264
Employees at year-end                   3,152      3,696      3,927      4,040
Debt/equity ratio at year-end           35/65      33/67      37/63      37/63

Selected Financial Data
thousands of dollars, except per share amounts

                                       1997       1996       1995       1994       1993       1992       1991
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
Energy Operations
Operating revenues                  $ 596,262  $ 602,685  $ 522,840  $ 556,587  $ 574,835  $ 495,415  $ 474,702
Net earnings                        $  29,443  $  32,141  $  27,701  $  18,896  $  19,870  $  18,060  $  17,086
Capital expenditures                $  35,148  $  36,617  $  42,852  $  44,626  $  42,253  $  62,125  $  34,473
Utility throughput
  (thousands of dekatherms-MDth)
  Residential                          48,433     52,991     49,425     46,369     47,964     45,905     45,614
  Commercial                           21,922     24,257     21,157     18,598     19,060     17,840     17,861
  Industrial firm                       8,724     11,078     13,496     14,544     15,246     14,488     15,690
  Industrial interruptible              7,277     19,624     31,353     28,217     20,849     17,388     17,440
  Transported                          42,883     27,578     14,549     11,908     17,408     21,379     19,658
                                    ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                      129,239    135,528    129,980    119,636    120,527    117,000    116,263
                                    ========== ========== ========== ========== ========== ========== ==========
Utility customers at year-end         520,975    512,868    504,746    495,129    485,103    470,956    460,549
Utility customers served/employee         534        516        471        419        352        331        323
Average cost of gas per
  utility Dth purchased             $    3.99  $    3.47  $    2.79  $    3.34  $    3.76  $    3.34  $    3.18
Ave annual residential utility bill $     701  $     725  $     686  $     719  $     779  $     712  $     677
Use/utility resident customer(Dth)        108        120        114        110        116        115        117
Degree days                             7,094      7,458      6,836      6,431      6,775      6,683      6,416
% colder (warmer) than 20-yr normal       1.0        6.8       (2.8)      (9.0)      (4.1)      (6.4)     (10.8)
Manufacturing Operations (2)
Operating revenues                  $  424,779 $ 409,916  $ 337,754  $ 311,168  $ 274,693  $ 251,994  $ 242,065
International/export sales
  as a % of total sales                     34        34         39         37         34         34         31
Net earnings (3)                    $   20,080 $  14,630  $  11,826  $  14,278  $   9,443  $   4,704  $   5,880
Capital expenditures                $   16,424 $  15,127  $  13,389  $  10,425  $   9,653  $   9,748  $  10,640

Selected Financial Data
thousands of dollars, except per share amounts

                                       1990       1989       1988       1987
                                    ---------- ---------- ---------- ----------
Energy Operations
Operating revenues                  $ 455,559  $ 441,477  $ 476,904  $ 424,069
Net earnings                        $  13,195  $  25,169  $  23,223  $  12,580
Capital expenditures                $  27,978  $  25,813  $  37,148  $  24,344
Utility throughput
  (thousands of dekatherms-MDth)
  Residential                          43,020     48,154     46,769     39,369
  Commercial                           16,319     18,089     17,012     14,510
  Industrial firm                      15,106     16,915     16,808     16,106
  Industrial interruptible              6,620      5,475      3,752      4,714
  Transported                          16,565     29,158     29,639     26,129
                                    ---------- ---------- ---------- ----------
                                      107,630    117,791    113,980    100,828
                                    ========== ========== ========== ==========
Utility customers at year-end         452,906    445,771    439,063    432,509
Utility customers served/employee         321        319        311        288
Average cost of gas per
  utility Dth purchased             $    3.30  $    3.15  $    3.68  $    3.74
Ave annual residential utility bill $     670  $     758  $     770  $     660
Use/utility resident customer(Dth)        113        129        127        108
Degree days                             6,103      7,382      7,124      6,185
% colder (warmer) than 20-yr normal    (16.0)       1.5       (2.0)     (14.8)

Manufacturing Operations (2)
Operating revenues                  $ 240,464  $ 300,156  $ 303,729  $ 275,349
International/export sales
  as a % of total sales                    27         24         22         20
Net earnings (3)                    $   3,456  $   8,712  $  10,940  $   7,102
Capital expenditures                $   9,551  $  15,131  $  11,147  $   9,920

(1)  Adjusted for a two-for-one stock split in March 1989.
(2) Includes continuing operations and discontinued operations up to the year disposition was authorized.
(3)  Before effects of 1992 accounting changes.
(4) Includes revenues (in thousands) from discontinued operations from 1987 to 1989 of $58,318, $63,552 and $56,318, respectively.
(5)	Reflects WICOR Plan participants beginning with 1992.